UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TIME INC.

(Name of Subject Company)

TIME INC.

(Name of Person Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

887228104

(CUSIP Number of Class of Securities)

Lauren Ezrol Klein

Executive Vice President, General Counsel and Corporate Secretary

225 Liberty Street

New York, NY 10281

(212) 522-1212

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

William D. Regner

Michael A. Diz

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Annex I	Opinion of Morgan Stanley & Co. LLC

Annex II	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

Annex III	Section 262 of the Delaware General Corporation Law

i

Item 1.	Subject Company Information

Name and Address

The name of the subject company is Time Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 225 Liberty Street, New York, New York 10281. The telephone number of the Company’s principal executive office is (212) 522-1212.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.01 per share (the “Shares”). As of December 11, 2017, there were 99,622,569 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person

Name and Address

The name, business address and telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in “Item 1. Subject Company Information—Name and Address” above, which information is incorporated herein by reference.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Gotham Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Meredith Corporation, an Iowa corporation (“Meredith”), to purchase all of the issued and outstanding Shares at a purchase price of $18.50 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings (such amount or any higher amount per Share that may be paid pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”) filed by Meredith and Purchaser with the Securities and Exchange Commission (the “SEC”) on December 12, 2017. Copies of the Offer to Purchase and form of Letter of Transmittal, which are being mailed to the Company’s stockholders, together with this Schedule 14D-9, are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated herein by reference.

The Offer will expire one minute after 11:59 p.m., New York City time, on January 10, 2018, unless the Offer is extended in accordance with the terms set forth in the Merger Agreement (as defined below).

The Offer is being made pursuant to the Agreement and Plan of Merger (as it may be amended or supplemented from time to time, the “Merger Agreement”), dated as of November 26, 2017, by and among the Company, Meredith and Purchaser. The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and as a wholly owned subsidiary of Meredith. The Merger will be governed by Section 251(h) of the DGCL, which provides that, following consummation of a successful tender offer for a publicly traded corporation and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without any action of the other stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement provides that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

The Merger Agreement includes a remedy of specific performance and is not subject to a financing condition. The obligation of Purchaser to purchase the Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there will have been validly tendered and not validly withdrawn a number of Shares that, when added to the Shares then owned by Meredith and its subsidiaries, represents a majority of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”), (ii) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the accuracy of the representations and warranties, subject to materiality and other qualifications set forth in the Merger Agreement, and compliance in all material respects with covenants contained in the Merger Agreement, (iv) the absence of any law, order, injunction or decree by any government, court or other governmental entity that would make illegal or otherwise prohibit the Offer or the Merger, (v) there not having been a material adverse effect with respect to the Company, and (vi) other customary conditions.

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of any Shares, each outstanding Share, other than any Shares that are owned, directly or indirectly, by Meredith, the Company (including shares held as treasury stock or otherwise) or Purchaser immediately prior to the Effective Time, or owned by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law (collectively, the “Excluded Shares”), will, by virtue of the Merger and without any action on the part of the holder thereof, be automatically cancelled and converted into the right to receive an amount in cash, payable to the holder thereof, without any interest thereon and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, equal to the Offer Price (the “Merger Consideration” and, together with the Offer Price, the “Consideration”), on the terms and conditions set forth in the Merger Agreement. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transactions”. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

In connection with the Transactions, Meredith has obtained debt financing commitments from third-party banks and an equity financing commitment from Koch Equity Development LLC.

The foregoing summary and description of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement.

As set forth in the Schedule TO, the address of the principal executive office of Meredith is 1716 Locust Street, Des Moines, Iowa 50309, and its telephone number is (515) 284-3000, and the address of the principal executive office of Purchaser is 1716 Locust Street, Des Moines, Iowa 50309, and its telephone number is (515) 284-3000.

For the reasons described below, the Company’s Board of Directors (the “Board”) supports the Transactions and recommends that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer.

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) the Company’s stockholders will not receive the Offer Price or Merger Consideration pursuant to the Offer or Merger, as applicable.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as set forth or incorporated by reference in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Meredith or Purchaser, or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Meredith and Purchaser

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement has been filed with the SEC and incorporated herein by reference to provide investors and stockholders with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about Meredith, Purchaser or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated herein by reference, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by the Company to Meredith but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Confidentiality Agreement

On February 4, 2017, the Company and Meredith entered into a confidentiality agreement (the “Confidentiality Agreement”) pursuant to which Meredith and its affiliates agreed, subject to certain exceptions, to keep confidential certain non-public information about the Company in connection with the consideration of a possible transaction with the Company. The summary of the Confidentiality Agreement contained in the Offer to Purchase in Section 11 under the heading “The Merger Agreement; Other Agreements—Other Agreements—Confidentiality Agreement” is incorporated herein by reference, and the Confidentiality Agreement is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company

The Company’s executive officers and the members of the Board may be deemed to have certain interests in the Offer and the Merger and related transactions that may be different from or in addition to those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

Consideration for Shares Tendered Pursuant to the Offer

If the non-employee directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, or if their Shares are converted into the right to receive the Merger Consideration pursuant to the Merger Agreement, they will receive the same Offer Price or Merger Consideration, as applicable, subject to the same terms and conditions as the other stockholders of the Company. As of December 11, 2017, the non-employee directors and executive officers of the Company beneficially owned, in the aggregate, 190,706 Shares (excluding any Shares underlying, or subject to, outstanding stock options and other equity awards). The non-employee directors and executive officers of the Company have informed the Company that they intend to tender all Shares, if any, beneficially owned (excluding any Shares (i) as to which such holder does not have discretionary authority to sell or direct the sale and (ii) underlying, or subject to, outstanding stock options or other equity awards) by them pursuant to the Offer. For a description of the treatment of the Company Stock Options, Company RSUs, Company OPP PSUs, Company PSUs and Company DSUs (each as defined below) held by the non-employee directors and executive officers of the Company, see below under the heading “Effect of the Merger on Stock Awards.”

The following table sets forth the cash consideration that each non-employee director and executive officer would be entitled to receive in respect of their Shares (excluding any stock incentive awards) outstanding as of December 11, 2017 if such party were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser:

Name	Total Number of Shares (#)	Amount of Payable ($)
Non-Employee Directors
David A. Bell	18,023	333,426
John M. Fahey, Jr.	12,132	224,442
Manuel A. Fernandez	84	1,554
Dennis J. FitzSimons	12,418	229,733
Betsy D. Holden	9,006	166,611
Kay Koplovitz	240	4,440
Ronald S. Rolfe	19,402	358,937
Daniel L. Rosensweig	—	—
Katie J. Stanton	—	—
Michael P. Zeisser	299	5,532
Executive Officers
Richard Battista(1)	20,191	373,534
Susana D’Emic	13,850	256,225
Leslie Dukker Doty	1,579	29,212
Brad Elders	929	17,187
Gregory Giangrande	35,326	653,531
Lauren Ezrol Klein	12,677	234,525
Erik Moreno	9,631	178,174
Alan Murray	7,789	144,097
Jennifer Wong	17,130	316,905

(1)	Mr. Battista is also a member of the Board.

Effect of the Merger on Stock Awards

Company Stock Options. As of December 11, 2017, the Company’s executive officers held options to purchase 2,393,624 Shares (the “Company Stock Options”) granted under the Company’s 2014 Omnibus Incentive Compensation Plan, the 2016 Omnibus Incentive Compensation Plan and the Inducement Award Plan, which are filed as Exhibits (e)(6), (e)(7) and (e)(8) hereto, respectively, and are incorporated herein by reference

(collectively, the “Company Stock Plans”). Of such Company Stock Options, 1,200,000 are subject to both performance and time vesting conditions (the “Performance Options”). Pursuant to the Merger Agreement, effective as of immediately prior to the Effective Time, each then-outstanding and unexercised Company Stock Option, to the extent then vested (including Company Stock Options that vest in connection with the Merger or such holder’s termination from the Company in connection with the Merger) or otherwise designated by Meredith, will automatically be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the number of Shares then underlying such Company Stock Option multiplied by (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Stock Options, without any interest thereon and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. Each Company Stock Option that is unvested and outstanding immediately prior to the Effective Time and which has not been designated for cancellation and a cash out as described above shall be assumed by Meredith (an “Assumed Option”) on the same terms and conditions (including applicable vesting conditions) as applied to each such Assumed Option immediately prior to the Effective Time, except that (x) the number of shares of Meredith’s common stock subject to the Assumed Option shall equal the product of the number of Shares subject to the Company Stock Option, multiplied by the Exchange Ratio (as defined below), with the result rounded down to the nearest whole number and (y) the per share exercise price of such Assumed Option will be equal to the quotient determined by dividing the exercise price per share at which such Assumed Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, with the result rounded up to the nearest whole cent. If the exercise price of any Company Stock Option is equal to or greater than the Merger Consideration, such Company Stock Option will be canceled, without any consideration. Accordingly, 311,750 out-of-the-money Company Stock Options held by the executive officers, in the aggregate, will be canceled upon the Merger. In addition, the Compensation Committee of the Board (the “Company Compensation Committee”) may, in its sole discretion, accelerate the vesting of the Performance Options, in full or in part.

The “Exchange Ratio” means an amount equal to the quotient obtained by dividing (i) the Merger Consideration by (ii) the volume weighted average price per share of Meredith’s common stock on the New York Stock Exchange for the ten consecutive trading days ending on the complete trading day immediately prior to the date of the closing of the Merger (the “Closing Date”).

The table set forth below provides information regarding the Company Stock Options held by each of the Company’s executive officers as of December 11, 2017.

Name	Total Number of Vested Company Stock Options (#)(1)	Cash Consideration Payable in Respect of Vested Company Stock Options ($)(2)	Total Number of Unvested Company Stock Options (#)	Spread Value of the Assumed Options ($)(3)
Executive Officers
Richard Battista(4)	571,673	2,379,293	—	—
Susana D’Emic	—	—	200,000	860,000
Leslie Dukker Doty	18,538	41,154	155,614	553,463
Brad Elders	—	—	100,000	430,000
Gregory Giangrande	21,459	88,411	264,377	1,125,233
Lauren Ezrol Klein	—	—	100,000	430,000
Erik Moreno	16,094	66,307	248,283	1,058,926
Alan Murray	—	—	100,000	430,000
Jennifer Wong	21,459	88,411	264,377	1,125,233

(1)

Amounts in this column assume Mr. Battista will separate from the Company upon the closing of the Merger and the vesting of his unvested Company Stock Options will fully accelerate upon his termination date. For the other executive officers, the amounts reflected assume their employment will continue after the closing of the Merger. For treatment of Company Stock Options held by the Company’s executive officers under their employment or award agreements, please see the descriptions below under the heading “Severance Arrangements” and “Golden Parachute Compensation.”
(2)	In the event the Company Compensation Committee fully accelerates the vesting of the Performance Options, the cash consideration reflected in this column would increase (i) for each of Messrs. Giangrande and Moreno and Mses. D’Emic and Wong by $860,000, respectively, and (ii) for each of Messrs. Elders and Murray and Mses. Doty and Klein by $430,000 respectively.
(3)	In the event the Company Compensation Committee fully accelerates the vesting of the Performance Options, the value of the Assumed Options reflected in this column would decrease (i) for each of Messrs. Giangrande and Moreno and Mses. D’Emic and Wong by $860,000, respectively, and (ii) for each of Messrs. Elders and Murray and Mses. Doty and Klein by $430,000 respectively.
(4)	Mr. Battista is also a member of the Board.

Company RSUs. As of December 11, 2017, the Company’s non-employee directors and executive officers held 432,793 restricted stock units of the Company (the “Company RSUs”) granted under the Company Stock Plans. Pursuant to the Merger Agreement, effective as of immediately prior to the Effective Time, each then-outstanding Company RSU, to the extent then vested (including Company RSUs that vest in connection with the Merger or such holder’s termination from the Company in connection with the Merger) or otherwise designated by Meredith, will automatically be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the number of Shares then underlying such Company RSU multiplied by (ii) the Merger Consideration, without any interest thereon and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. Each Company RSU that is unvested and outstanding immediately prior to the Effective Time shall be converted into a restricted stock unit settled in Meredith’s common stock (an “Assumed RSU”) on the same terms and conditions (including applicable vesting conditions) as applied to each such Assumed RSU immediately prior to the Effective Time, except that the number of shares of Meredith’s common stock underlying the Assumed RSU shall equal the product of the number of Shares subject to the Company RSU, multiplied by the Exchange Ratio, with the result rounded down to the nearest whole number.

The table set forth below provides information regarding the Company RSUs held by each of the Company’s non-employee directors and executive officers as of December 11, 2017.

Name	Total Number of Vested Company RSUs (#)(1)(2)	Cash Consideration Payable in Respect of Vested Company RSUs ($)	Total Number of Unvested Company RSUs (#)	Value of the Assumed RSUs ($)
Non-Employee Directors
David A. Bell	8,304	153,624	—	—
John M. Fahey, Jr.	8,304	153,624	—	—
Manuel A. Fernandez	8,304	153,624	—	—
Dennis J. FitzSimons	8,304	153,624	—	—
Betsy D. Holden	8,304	153,624	—	—
Kay Koplovitz	8,304	153,624	—	—
Ronald S. Rolfe	8,304	153,624	—	—
Daniel L. Rosensweig	8,304	153,624	—	—
Katie J. Stanton	7,881	145,799	—	—
Michael P. Zeisser	8,304	153,624	—	—
Executive Officers
Richard Battista(3)	104,980	1,942,130	—	—
Susana D’Emic	—	—	42,308	782,698
Leslie Dukker Doty	—	—	17,176	317,756
Brad Elders	—	—	13,533	250,361
Gregory Giangrande	—	—	33,470	619,195
Lauren Ezrol Klein	—	—	27,652	511,562
Erik Moreno	—	—	33,704	623,524
Alan Murray	—	—	24,155	446,868
Jennifer Wong	—	—	53,198	984,163

(1)	Amounts in this column assume Mr. Battista will separate from the Company upon the closing of the Merger and the vesting of his unvested Company RSUs will fully accelerate upon his termination date. For the other executive officers, the amounts reflected assume their employment will continue after the closing of the Merger. For treatment of Company RSUs held by the Company’s executive officers under their employment or award agreements, please see the descriptions below under the heading “Severance Arrangements” and “Golden Parachute Compensation.”
(2)	For non-employee directors, amounts in this column represent the RSUs granted on July 3, 2017 scheduled to vest on the earlier of the next annual meeting of the Company’s stockholders or the anniversary of the grant date. In connection with the Merger and pursuant to the terms of the applicable award agreements, each Company RSU held by a non-employee director will fully accelerate as of the Effective Time.
(3)	Mr. Battista is also a member of the Board.

Company OPP PSUs. As of December 11, 2017, the Company’s executive officers held 363,638 performance stock units of the Company (the “Company OPP PSUs”), calculated at 100% target value, which were granted under the Company Stock Plans pursuant to the Long-Term Incentive Outperformance Program. Pursuant to the Merger Agreement, effective as of immediately prior to the Effective Time, each then-outstanding and unvested Company OPP PSU shall be deemed earned at 50% based on the Merger Consideration as contemplated by the terms of such Company OPP PSU and to the extent so earned, become fully vested and converted into the right to receive an amount in cash equal to the product of (i) the number of Shares then underlying such Company OPP PSU multiplied by (ii) the Merger Consideration, without any interest thereon and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. Each Company OPP PSU that remains unearned based on the Merger Consideration as of the Effective Time shall be canceled, without any consideration. The total number of OPP PSUs earned based on the Merger Consideration is 181,823.

The table set forth below provides information regarding the Company OPP PSUs earned based on the Merger Consideration by each of the Company’s executive officers as of December 11, 2017.

Name	Total Number of Earned OPP PSUs (Based on the Merger Consideration) (#)	Cash Consideration Payable in Respect of Earned OPP PSUs ($)
Executive Officers
Richard Battista(1)	56,819	1,051,152
Susana D’Emic	17,046	315,351
Leslie Dukker Doty	5,682	105,117
Brad Elders	11,364	210,234
Gregory Giangrande	22,728	420,468
Lauren Ezrol Klein	17,046	315,351
Erik Moreno	17,046	315,351
Alan Murray	11,364	210,234
Jennifer Wong	22,728	420,468

(1)	Mr. Battista is also a member of the Board.

Company PSUs. As of December 11, 2017, the Company’s executive officers held 177,079 performance stock units of the Company (the “Company PSUs”), calculated at target value, which were granted under the Company Stock Plans. Pursuant to the Merger Agreement, effective as of immediately prior to the Effective Time, each then-outstanding Company PSU, to the extent then vested (including Company PSUs that vest in connection with the Merger or such holder’s termination from the Company in connection with the Merger) or otherwise designated by Meredith, will automatically be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the number of Shares then underlying such Company PSU multiplied by (ii) the Merger Consideration, without any interest thereon and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. Each Company PSU that is unvested and outstanding immediately prior to the Effective Time shall be converted into a restricted stock unit settled in Meredith’s common stock (an “Assumed PSU”) on the same terms and conditions (including applicable vesting conditions) as applied to each such Assumed PSU immediately prior to the Effective Time, except that the number of shares of Meredith’s common stock subject to the Assumed PSU shall equal the product of the number of Shares subject to the Company PSU, multiplied by the Exchange Ratio, with the result rounded down to the nearest whole number. In addition, the Company Compensation Committee may, in its sole discretion, accelerate the vesting of the Company PSUs granted in February 2017, in full or in part.

The table set forth below provides information regarding the Company PSUs held by each of the Company’s executive officers as of December 11, 2017.

Name	Total Number of Vested Company PSUs (#)(1)	Cash Consideration Payable in Respect of Vested Company PSUs ($)(2)	Total Number of Unvested Company PSUs (#)	Value of the Assumed PSUs ($)(3)
Executive Officers
Richard Battista(4)	78,125	1,445,313	—	—
Susana D’Emic	—	—	15,625	289,063
Leslie Dukker Doty	—	—	9,114	168,609
Brad Elders	—	—	9,114	168,609
Gregory Giangrande	—	—	13,020	240,870
Lauren Ezrol Klein	—	—	13,020	240,870
Erik Moreno	—	—	13,020	240,870
Alan Murray	—	—	9,114	168,609
Jennifer Wong	—	—	16,927	313,150

(1)	Amounts in this column assume Mr. Battista will separate from the Company upon the closing of the Merger and the vesting of his unvested Company PSUs will fully accelerate upon his termination date. For the other executive officers, the amounts reflected assume their employment will continue after the closing of the Merger. For treatment of Company PSUs held by the Company’s executive officers under their employment or award agreements, please see the descriptions below under the heading “Severance Arrangements” and “Golden Parachute Compensation.”
(2)	In the event the Company Compensation Committee fully accelerates the vesting of the Company PSUs, the cash consideration reflected in this column for Mses. Elders, Giangrande, Moreno and Murray and Messes. D’Emic, Doty, Klein and Wong would increase by the value listed in the Value of the Assumed PSUs column.
(3)	In the event the Company Compensation Committee fully accelerates the vesting of the Company PSUs, the value of the Assumed PSUs reflected in this column for Mses. Battista, Elders, Giangrande, Moreno and Murray and Mses. D’Emic, Doty, Klein and Wong would equal zero.
(4)	Mr. Battista is also a member of the Board.

Company DSUs. As of December 11, 2017, the Company’s non-employee directors held 160,410 deferred stock units of the Company (the “Company DSUs”) granted under the Company Stock Plans as a result of the deferral of the receipt of the cash and/or settlement of the RSUs that make up the non-employee director annual retainer. Pursuant to the Merger Agreement, effective as of immediately prior to the Effective Time, each then-outstanding Company DSU will automatically be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the number of Shares then underlying such Company DSU multiplied by (ii) the Merger Consideration, without any interest thereon and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. In addition, such non-employee directors have been credited with dividend equivalents on Company DSUs, which will become payable in cash upon the Merger.

The table set forth below provides information regarding the Company DSUs held by each of the Company’s non-employee directors as of December 11, 2017.

Name	Total Number of Company DSUs (#)	Cash Consideration Payable in Respect of Company DSUs ($)
Non-Employee Directors
David A. Bell	8,214	151,959
John M. Fahey, Jr.	15,305	283,143
Manuel A. Fernandez	29,453	544,881
Dennis J. FitzSimons	18,256	337,736
Betsy D. Holden	15,281	282,699
Kay Koplovitz	24,799	458,782
Ronald S. Rolfe	23,395	432,808
Daniel Rosensweig	—	—
Katie J. Stanton	3,284	60,754
Michael P. Zeisser	22,423	414,826

Continuing Employees

The Merger Agreement provides that, until the end of calendar year 2018, Meredith will, or will cause the Surviving Corporation and its subsidiaries to, provide each employee who continues to be employed with Meredith or any of its subsidiaries (including the Surviving Corporation), in each case as of the Effective Time (each, a “Continuing Employee”), with employee benefits (excluding compensation and equity-based compensation) that are, (i) with respect to employee benefits that were elected for calendar year 2018 during the Company’s annual enrollment period recently ended, the same as those in effect for such Continuing Employees immediately prior to the closing of the Merger and (ii) with respect to employee benefits that were not elected for the 2018 calendar year during the Company’s annual enrollment period recently ended, comparable in the aggregate to those in effect for such Continuing Employees immediately prior to the closing of the Merger; provided that until the one year anniversary of the Closing Date, Meredith and the Surviving Corporation shall keep in effect all severance plans, practices and policies that are applicable to employees of the Company and its subsidiaries as of November 26, 2017.

In addition, pursuant to the Merger Agreement, during the 12-month period following the Closing Date, if Meredith or the Surviving Corporation and its subsidiaries offer (a “Reduced Compensation Offer”) any Continuing Employee employment terms having (x) a rate of basic pay, (y) a target short-term incentive opportunity (including sales or management incentives) and (z) a target long-term incentive opportunity that, in the aggregate, is less than the rate of basic pay, target short-term incentive opportunity and the target long-term incentive opportunity in the aggregate that was made available to such Continuing Employee immediately prior to the closing of the Merger (the “Pre-Closing Compensation”), the Reduced Compensation Offer will be provided to the Continuing Employee in writing and such Continuing Employee will have seven days to consider whether to (i) accept employment on the terms provided in the Reduced Compensation Offer or (ii) reject the Reduced Compensation Offer and instead receive severance benefits. If a Continuing Employee accepts the Reduced Compensation Offer, the rate of compensation will not take effect earlier than 28 days following the date the Reduced Compensation Offer is provided to the Continuing Employee (the “Reduced Compensation Effective Date”).

Meredith will, or will cause the Surviving Corporation to, pay severance to (i) any Continuing Employee who rejects a Reduced Compensation Offer and who voluntarily terminates employment within 14 days following the rejection of such offer, (ii) any Continuing Employee (including any Continuing Employee who accepts or rejects a Reduced Compensation Offer) who is terminated by the Company without cause (as such term is defined in the Company’s severance plan or such Continuing Employee’s employment agreement) within 12 months following the Closing Date or, if applicable, the Reduced Compensation Effective Date and (iii) any Continuing Employee who (x) is notified within the 12-month period following the closing of the Merger that his or her worksite is being relocated more than 50 miles, (y) declines to relocate and (z) voluntarily terminates employment or is terminated without cause (as such term is defined in the Company’s severance plan or such Continuing Employee’s employment agreement) due to his or her decision not to relocate. Severance will be made in accordance with the severance plans, practices and policies that are applicable to employees as of November 26, 2017 and any individual severance entitlements in an employment agreement, offer letter or severance letter, except that, with respect to any Continuing Employee who has accepted a Reduced Compensation Offer, the amount of such severance benefits will be determined assuming that such Continuing Employee was receiving, at termination, the Pre-Closing Compensation.

Pursuant to the Merger Agreement, prior to the Closing Date, the pre-closing Company Compensation Committee will determine fiscal year 2017 annual bonuses under the Time Inc. 2017 Annual Incentive Plan, the Time Inc. Advertising Sales Incentive Plan and any other annual incentive or short-term incentive bonus plan of the Company or any of its subsidiaries in effect for the 2017 fiscal year of the Company in accordance with their terms and make bonus payments prior to the Closing Date.

Additionally, the Merger Agreement provides that, prior to the Closing Date, the Company will, or will cause its subsidiaries to, establish the Time Inc. 2018 Annual Incentive Plan (the “2018 AIP”), the Time Inc. 2018 Advertising Sales Incentive Plan (the “2018 ASIP”) and other annual incentive and short-term incentive bonus plans for fiscal year 2018 based on the budgetary goals established by the pre-Closing Company Board (the “FY 2018 Company Bonus Plans”). The terms of the FY 2018 Company Bonus Plans will also include: (1) if a Continuing Employee participates in the 2018 AIP and such Continuing Employee either (a) participates in an annual incentive or short-term bonus plan sponsored or maintained by Meredith and its affiliates (the “FY 2018 Meredith Bonus Plans”) following June 30, 2018 or (b) terminates employment with the Company and its subsidiaries and is entitled to receive severance, such Continuing Employee shall receive a Pro-Rated Incentive (as defined below); (2) if a Continuing Employee participates in the 2018 ASIP or a sales incentive plan of the Company or its subsidiaries and such Continuing Employee either (a) participates in a FY 2018 Meredith Bonus Plan or (b) terminates employment with the Company and its subsidiaries and is entitled to receive severance, such Continuing Employee shall receive a bonus based on actual performance through June 30, 2018 or the date of termination (whichever is earlier); and (3) Meredith will pay, or will cause Surviving Corporation to pay, any bonus payment payable under clauses (1) and (2) above no later than 60 days after June 30, 2018. The Company will obtain Meredith’s prior consent to the terms and conditions of such 2018 bonus plans to the extent they contain material changes from the Company’s corresponding bonus plans for 2017 (except as modified by the above treatment specified in the Merger Agreement).

A Continuing Employee’s “Pro-Rated Incentive” shall mean the product of (i) and (ii) below:

(i) if the Effective Time occurs (x) on or prior to March 31, 2018, the amount calculated under the terms of the applicable FY 2018 Company Bonus Plan based on assumed target performance with respect to both quantitative and qualitative metrics and (y) after March 31, 2018, the amount calculated under the terms of the applicable FY 2018 Company Bonus Plan using (a) actual results and prorated annual metrics for quantitative metrics (i.e., financials against budget) through March 31, 2018, (b) assumed target performance and prorated annual metrics with respect to quantitative metrics for the period April 1, 2018 through June 30, 2018 and (c) assumed target performance on qualitative metrics (e.g., 100% strategic rating) for the period through June 30, 2018, multiplied by

(ii) a fraction, the numerator of which is the number of days in the 2018 calendar year through and including the earlier to occur of June 30, 2018 and the date of termination, and the denominator of which is 365.

In addition, pursuant to the Merger Agreement, Continuing Employees will receive service credit (for all purposes under Meredith’s employee benefit plans except for purposes of benefit accrual under defined benefit plans, vesting under any equity-related plan (other than awards assumed by Meredith) and to the extent such credit results in duplication of benefits) under each employee benefit plan, program or arrangement established by Meredith or its affiliates to which each Continuing Employee may be eligible to participate after the closing of the Merger to the same extent recognized by the Company or its subsidiaries under each comparable plan immediately prior to the Effective Time.

The Merger Agreement further provides that Meredith shall use reasonable best efforts to cause (a) each Continuing Employee to be immediately eligible to participate in Meredith benefit plans to the extent the plan replaces coverage under a comparable Company benefit plan in which the employee participated prior to the Effective Time, (b) for purposes of Meredith’s health plans, to cause certain requirements under Meredith’s benefit plans to be waived with respect to the Continuing Employee to the extent such limitations were waived or inapplicable under the comparable Company benefit plan and (c) to the extent changes occur in the middle of a plan year, certain expenses incurred by the Continuing Employee in the plan year prior to the Effective Time to be taken into account under Meredith’s benefit plans for purposes of satisfying deductible, co-insurance, co-payment and maximum out-of-pocket requirements.

Severance Arrangements; Compensatory Arrangements Relating to the Merger

Currently, the Company’s executive officers are each party to a fixed-term employment agreement that provides for severance benefits (subject to the executive’s execution of a release) if the executive’s employment is terminated by the Company without “cause” (as defined) or if an executive resigns due to the Company’s material breach (or in the case of Mr. Battista, a termination for “good reason” which has not been cured by the Company after thirty (30) days’ notice in the event he incurs a “qualifying termination”). During the severance period, an executive is entitled to receive periodic payments at an annualized rate equal to the sum of the executive’s annual base salary plus average annual bonus. In the ordinary course, the severance period is 24 months for Mr. Battista; 18 months for Mses. D’Emic, Wong and Klein and Messrs. Giangrande and Elders; and 12 months for Messrs. Murray and Moreno and Ms. Doty. Each employment agreement contains restrictive covenants (restricting competition and solicitation of the Company’s employees) with restricted periods that are coextensive with their employment with the Company and the applicable severance period. If Mr. Battista incurs a qualifying termination on or within 12 months following a change in control, the entire severance payment due to him is payable in a lump sum within 70 days following his employment termination.

In addition, each of the executive officers is a participant in the Key Management Change in Control Severance Plan, which is filed as Exhibit (e)(9) hereto and incorporated herein by reference, and provides for (i) the calculation of the bonus element of their severance at target bonus, and (ii) a six-month enhancement to the severance period established in their employment agreement for all executive officers other than Messrs. Battista and Elders. For a fuller description of the employment and compensation arrangements for Messrs. Battista and Giangrande and Mses. D’Emic and Wong, reference is made to pages 25-83 of the of the Company’s Definitive Proxy Statement Schedule 14A, filed by the Company on May 16, 2017 (the “2017 Proxy Statement”) (under the heading “Executive Compensation”). Specific reference is also made to pages 50-51, 77 and 81-83 of the 2017 Proxy Statement under the headings “Executive Compensation—Compensation Elements—Understanding the Decisions—Other Compensation Elements—Key Management Change in Control Severance Plan,” “Executive Compensation—Potential Payments upon Termination of Employment or Change in Control—Change in Control” and “Executive Compensation—Termination Without Cause, In Connection with Change in Control or Due to Death or Disability,” respectively, for a discussion of the compensation and benefits provided to each “named executive officer” following certain terminations of employment following a change in control of the Company. The 2017 Proxy Statement is filed as Exhibit (e)(4) to this Schedule 14D-9, incorporated herein by reference and qualifies the foregoing in its entirety. Employment agreements for Mses. Klein and Doty and for Messrs. Elders, Moreno and Murray are filed as Exhibits (e)(11), (e)(12), (e)(13), (e)(14), (e)(15) and (e)(16) hereto and incorporated herein by reference.

On February 13, 2017, the Company established a Special Purpose Retention Plan under which it (i) authorized $8,796,280 in transaction bonuses to 46 employees (other than the executive officers) working on a potential change in control (of which $611,568 remains unallocated) and (ii) established a retention bonus pool of $5,000,000 for certain employees working in critical operations (none of which has been allocated). In connection with the contemplated transaction, the Company Compensation Committee may allocate unallocated Special Purpose Retention Plan amounts to critical operations employees and/or executive officers working to ensure the successful and timely completion of the Transactions.

Golden Parachute Compensation

Pursuant to Item 402(t) of Regulations S-K, the Company is required to provide information about compensation for each of the Company’s named executive officers whose compensation was disclosed in the 2017 Proxy Statement that is based on or otherwise relates to the Transactions. Such compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules.

The amounts reported below are estimates based on multiple assumptions that may or may not actually occur. As a result, the golden parachute compensation, if any, to be received by the Company’s named executive officers may materially differ from the amounts set forth below. Notably, pursuant to SEC disclosure rules, the amounts reported below are based on each named executive officer’s employment terms and annual salary rate in effect as of December 11, 2017 and the Company has also assumed the following for purposes of the tables below:

•	the closing of the Offer and the Merger are deemed to both occur on December 11, 2017, which is the last practicable date prior to the filing of this Schedule 14D-9;

•	each currently employed named executive officer will experience a qualifying termination of employment (i.e., termination by the executive officer for good reason or termination by the Company without cause) immediately following the Effective Time, which for purposes of this disclosure is assumed to be December 11, 2017;

•	all required transition periods, following a change in control, before a named executive officer can resign for good reason (or otherwise resign) have been met and that the named executive officer is entitled, as of December 11, 2017, to any cash payments, any accelerated equity vesting and any other benefits as if the transition period had already been completed;

•	the amounts below do not include the value of payments and benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, on or prior to December 11, 2017 or the value of payments or benefits that are not based on or otherwise related to the Transactions;

•	no withholding taxes are applicable to any payments set forth in the table;

•	no payments are delayed for six months to the extent required under Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”);

•	no payments are subject to reduction to the extent required by the terms of any applicable agreement to account for the application of Section 280G of the Code to such payments;

•	the Company’s named executive officers had no accrued and unused vacation on December 11, 2017; and

•	the stock price is $18.50 per Share, which is the Offer Price.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/Benefits ($)(3)	Tax Reimbursement ($)(4)	Total ($)
Richard Battista(5)	7,429,151	6,223,066	34,172	1,650,519	15,336,908
Susana D’Emic(5)	3,116,082	2,247,112	1,538	—	5,364,732
Gregory Giangrande (5)	3,355,781	2,405,766	33,521	—	5,795,068
Jennifer Wong(5)	3,595,479	2,843,014	1,764	—	6,440,257
Mark Ford(5)	3,339,377	1,382,683	25,566	—	4,747,626
Joseph Ripp(5)(6)	—	1,051,133	—	—	1,051,133
Jeffrey J. Bairstow(5)(7)	—	—	—	—	—

(1)	As described and quantified in the below table, this column represents the cash severance payments payable under each named executive officer’s employment agreement (as enhanced under the Key Management Change in Control Severance Plan). In the case of Mr. Battista, 24 months’ base salary based on the salary in effect as of his date of termination and 2.0 times his target bonus for the year of termination, which amounts are payable in a lump sum within 70 days following his date of termination. In the case of Mses. D’Emic and Wong and Mr. Giangrande, 24 months’ base salary based on the salary in effect as of the date of termination and 2.0 times his or her target bonus for the year of termination, which amounts are payable over the course of 24 months following the date of termination. The portions of the above payments that are double-trigger enhancements under the Key Management Change in Control Severance Plan, payable only if a qualifying termination occurs within 24 months following a change of control, include, for Mses. D’Emic and Wong and Mr. Giangrande, a six-month enhancement to their severance period and calculation of the bonus element of severance using target bonus rather than average annual bonus. The value of such enhancements for Mses. D’Emic and Wong and Mr. Giangrande are as follows: $1,245,680, $1,125,000 and $880,663, respectively. Additional cash payments included in this column, for Messrs. Battista and Giangrande and Mses. D’Emic and Wong, include a pro-rata bonus under the 2017 AIP based on actual financial performance (estimated) and target strategic operational performance. Other than the portion attributable to the enhanced severance amounts under the Key Management Change in Control Severance Plan, the cash severance amounts (including the pro-rata bonus) will be payable if the named executive officer experiences a qualifying termination regardless of a change in control.

In the case of Mr. Ford (who transitioned to the non-executive officer role of Executive Vice President and Senior Strategic Sales Advisor on January 9, 2017 and whose employment is scheduled to end on March 31, 2018), following his termination of employment, the Company is obligated to pay him $2,514,347 over the course of 18 months following the date of termination, which amount equates to the severance he would have been eligible to receive had his employment terminated at the time his officer status changed. Mr. Ford is also eligible to receive a pro-rata bonus under the 2017 AIP based on actual financial performance (estimated) and target strategic operational performance. The cash severance payments, including the 2017 pro-rata bonus, to Mr. Ford will be payable if he experiences a qualifying termination regardless of a change in control.

Name	Cash Severance-Salary Continuation Element ($)(a)		Cash Severance-Bonus Element ($)(b)	Severance in Lieu of 2017 AIP (Pro-Rata Bonus) ($)(c)	Total ($)
Richard Battista	2,400,000		3,600,000	1,429,151	7,429,151
Susana D’Emic	1,300,000		1,300,000	516,082	3,116,082
Gregory Giangrande	1,400,000		1,400,000	555,781	3,355,781
Jennifer Wong	1,500,000		1,500,000	595,479	3,595,479
Mark Ford	1,487,500	(d)	1,026,847	825,030	3,339,377

(a)	Reflects the salary continuation element of the cash severance.
(b)	Reflects the bonus element of the cash severance.
(c)	Reflects the pro-rata portion of the 2017 annual bonus that would be payable if the named executive officer were terminated on December 11, 2017.
(d)	Reflects $1,275,000 salary continuation severance plus additional $212,500 salary continuation in respect of a legacy sabbatical program.

(2)	As quantified below, the amounts in this column represent (i) with respect to Company Stock Options, Company RSUs and Company PSUs, the aggregate amounts payable to each named executive officer pursuant to the Merger Agreement, on a double-trigger basis within 24 months of a change in control (other than for Mr. Battista who is entitled to single-trigger acceleration of his outstanding equity awards granted to him on and after the date he became Chief Executive Officer of the Company) and (ii) with respect to the Company OPP PSUs, the aggregate amounts payable to each named executive officer pursuant to the Merger Agreement, on a single-trigger basis.

Name	Number of In-the- Money Unvested Company Stock Options Subject to Acceleration (#)(a)	Value of Accelerated Company Stock Options ($)(b)	Number of Unvested Company RSUs Subject to Acceleration (#)	Value of Accelerated Company RSUs ($)(c)	Number of Company OPP PSUs Subject to Acceleration (#)	Value of Accelerated Company OPP PSUs ($)(d)	Number of Company PSUs Subject to Acceleration (#)	Value of Accelerated Company PSUs ($)(e)	Total ($)
Richard Battista	428,755	1,784,471	104,980	1,942,130	56,819	1,051,152	78,125	1,445,313	6,223,066
Susana D’Emic	200,000	860,000	42,308	782,698	17,046	315,351	15,625	289,063	2,247,112
Gregory Giangrande	264,377	1,125,233	33,470	619,195	22,728	420,468	13,020	240,870	2,405,766
Jennifer Wong	264,377	1,125,233	53,198	984,163	22,728	420,468	16,927	313,150	2,843,014
Mark Ford	104,613	431,006	28,714	531,209	22,728	420,468	—	—	1,382,683
Joseph Ripp	—	—	—	—	56,818	1,051,133	—	—	1,051,133
Jeffrey J. Bairstow	—	—	—	—	—	—	—	—	—

(a)	This column only includes the number of unvested and accelerated Company Stock Options that are in-the-money as of December 11, 2017. Messrs. Battista, Giangrande, Ford and Ripp also hold unvested out-of-the-money Company Stock Options that will be canceled upon the Merger in the following amounts: 32,982, 38,866, 50,972 and 128,275, respectively.
(b)	The value of the unvested and accelerated Company Stock Options is the difference between the Offer Price of $18.50 per Share and the exercise price of each Company Stock Option, multiplied by the number of unvested Shares underlying such Company Stock Options as of December 11, 2017.
(c)	The value of the unvested and accelerated Company RSUs is the Offer Price of $18.50, multiplied by the number of unvested Shares underlying such unvested Company RSUs as of December 11, 2017.
(d)	The value of the unvested and accelerated Company OPP PSUs is the Offer Price of $18.50, multiplied by the number of unvested Shares underlying such unvested Company OPP PSUs as of December 11, 2017.
(e)	The value of the unvested and accelerated Company PSUs is the Offer Price of $18.50, multiplied by the number of unvested Shares underlying such unvested Company PSUs as of December 11, 2017.

(3)	Reflects the cost to the Company of the applicable named executive officer’s continued participation in the Company’s group benefit plans (consisting of medical and dental insurance coverage, basic life insurance coverage and accidental death and dismemberment insurance coverage) during his or her severance period (except for Mr. Battista where the health insurance portion reflects the cost of purchasing or reimbursing him for the COBRA continuation coverage). The table excludes the cost of providing these group benefits during the applicable named executive officer’s disability period, because these benefits are available generally to all of the Company’s salaried employees during a disability period under the Company’s benefit programs. Since the severance period is extended under the Key Management Change in Control Severance Plan for certain executive officers, the value of the benefits enhancements for Mses. D’Emic and Wong and Mr. Giangrande are as follows: $384, $441 and $8,380 respectively. The enhanced benefits are double-trigger benefits under the Key Management Change in Control Severance Plan. Other than the portion attributable to the enhanced benefits provisions of the Key Management Change in Control Severance Plan, the benefits will be payable if the named executive officer experiences a qualifying termination regardless of a change in control.
(4)

The amount reported in this column represents the estimated cost of Mr. Battista’s right to receive a gross-up payment for purposes of Section 280G of the Code, assuming a Merger occurred on December 11,

2017. The actual amount of the gross-up payment, if any, will not be determinable until after the consummation of the Transactions. Any gross-up payment would be single-trigger in nature.
(5)	The employment agreements of each of the named executive officers contain confidentiality obligations that survive indefinitely. The agreements for each of the named executive officers also contain non-solicitation and non-competition obligations that extend for 24 months for Mr. Battista and for the duration of the severance period for each of the other named executive officers.
(6)	In the case of Mr. Ripp (whose employment as the Company’s Executive Chairman ended on June 6, 2017, the date of the Company’s 2017 annual meeting of stockholders), pursuant to the terms of his pre-existing arrangements and without regard to the occurrence of the Merger, the Company is obligated to provide him the compensation and benefits described herein. The Company is obligated to continue to pay him on the Company’s normal payroll dates at an annual rate of $1,130,000 until September 30, 2018, and provide him annually, but no later than March 15 of each year of the severance period, an amount in respect of the bonus element of his contractual compensation equal to $1,420,000 (pro-rated for partial years in the severance period). Mr. Ripp receives the benefit of continued participation in the Company’s health and welfare programs (other than disability programs) over the remainder of the applicable severance/salary continuation period. The Company is also obligated to provide Mr. Ripp with a life insurance stipend annually, but no later than March 15 of each year of the severance period (pro-rated for partial years in the severance period) at an annual rate of $50,000. Mr. Ripp’s employment termination does not relate to the Transactions, and thus his severance payments, perquisites and other payments relating to life insurance are not reflected in the table.
(7)	In the case of Mr. Bairstow (whose employment ended on March 1, 2017), pursuant to the terms of his pre-existing arrangements and without regard to the occurrence of the Merger, the Company is obligated to provide him the compensation and benefits described herein. The Company is obligated to continue to pay him on the Company’s normal payroll dates at the annual rate of $950,000 for the remainder of his 24-month severance period (i.e., until February 28, 2019) and, provide him annually, but no later than March 15 of each year of the severance period, an annual amount in respect of the bonus component of his severance equal to $881,277 (pro-rated for partial years in the severance period). Mr. Bairstow receives the benefit of continued participation in the Company’s health and welfare programs (other than disability programs) over the remainder of the applicable severance/salary continuation period. The Company is also obligated to provide Mr. Bairstow with a life insurance stipend annually, but no later than March 15 of each year of the severance period (pro-rated for partial years in the severance period) equal to the cost of securing $2,000,000 standard group universal life insurance. Mr. Bairstow’s employment termination does not relate to the Transactions, and thus his severance payments, perquisites and other payments relating to life insurance are not reflected in the table.

Non-Employee Director Compensation

For a description of the compensation earned by the Company’s non-employee directors, reference is made to pages 87-89 of the 2017 Proxy Statement (under the heading “Director Compensation”), which is filed as Exhibit (e)(4) to this Schedule 14D-9 and incorporated herein by reference and qualifies the foregoing in its entirety. None of the Company’s non-employee directors will have any role with the Surviving Corporation following the consummation of the Transactions.

Director and Officer Indemnification and Insurance

Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend, approved a stock repurchase in violation of Delaware law or engaged in a transaction from which the director derived an improper personal benefit. The Company has included in its amended and restated certificate of incorporation (as amended, the “Charter”) a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person will have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful. The Company has included in its Charter and its amended and restated by-laws (as amended, the “Bylaws”) provisions that permit the Company to provide the foregoing indemnification to the fullest extent permitted under Delaware law. In addition, the Company may advance expenses incurred in connection with any such proceeding upon a receipt of an undertaking by or on behalf of such director or officer to repay such amount if it will ultimately be determined that the director or officer is not entitled to be indemnified by the Company.

The Merger Agreement provides for indemnification and insurance rights in favor of the Company’s current and former directors and officers, referred to as “indemnitees.” Specifically, Meredith and Purchaser have agreed that all rights to indemnification, exculpation and advancement of expenses in favor of indemnitees as provided in the Charter or Bylaws or under any existing indemnification agreement with respect to all matters occurring prior to or at the Effective Time will survive the Effective Time and will continue in full force and effect in accordance with their respective terms.

The Surviving Corporation has agreed to maintain in effect for a period of six years after the Effective Time, in respect of acts or omissions occurring prior to or at the Effective Time, policies of directors’ and officers’ liability insurance covering the persons currently covered by the Company’s existing directors’ and officers’ liability insurance policies with terms, conditions, retentions and levels of coverage at least as favorable to the insured individuals as the Company’s policies existing on the date of the Merger Agreement; however, neither Meredith nor the Surviving Corporation will be required to pay an annual premium amount for such insurance policies in excess of 300% of the annual premium paid by the Company for coverage for its last full fiscal year for such insurance. In lieu of the foregoing, the Company may purchase a six-year “tail” prepaid policy on the directors’ and officers’ liability insurance policies with terms, conditions, retentions and levels of coverage at least as favorable to the insured individuals as the Company’s directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement (with the maximum annual premium amount for such insurance policies for any such year not to be in excess of the maximum aggregate annual premium contemplated by the preceding sentence).

The foregoing summary of the indemnification of directors and officers and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Charter and the Bylaws, which are filed as Exhibits (e)(1), (e)(2) and (e)(3) to this Schedule 14D-9, respectively, and, in each case, is incorporated herein by reference.

Section 16 Matters

Pursuant to the Merger Agreement, prior to the Effective Time, Meredith and the Company will take all such steps as may be required to cause any dispositions of Shares (including derivative securities with respect to Shares) resulting from the Offer and Merger by each individual who is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

Prior to the Acceptance Time (as defined in the Merger Agreement), the Company (acting through the Board or the Company Compensation Committee) will take the steps required to cause to be exempt under Rule 14d-10(d)(1) promulgated under the Exchange Act any employment compensation, severance or employee benefit arrangements that have been or will be entered into after the date of the Merger Agreement by the Company or its subsidiaries with current or future directors, officers or employees and to ensure that any such arrangements fall within the safe harbor provisions of Rule 14d-10(d) promulgated under the Exchange Act.

Item 4.	The Solicitation or Recommendation

Recommendation of the Board

At a meeting of the Board duly called and held on November 26, 2017, the Board: (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it was in the best interests of the Company and its stockholders and declared it advisable to enter into the Merger Agreement, (iii) approved the execution and delivery of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, upon the terms and subject to the conditions contained therein, and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for the other reasons described in more detail below, the Board hereby recommends that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer.

A press release, dated November 26, 2017, issued by the Company announcing the Offer is included as Exhibit (a)(1)(F) hereto.

Background of the Merger; Reasons for the Recommendation

Background of the Merger

Prior to the Company’s separation from Time Warner Inc. (“Time Warner”) in 2014, Meredith engaged in negotiations with Time Warner regarding a potential acquisition of the Company. However, those negotiations did not result in a transaction, and Time Warner determined to proceed with the spin-off of the Company as an independent publicly traded company.

Since that time, the Board and senior management of the Company have regularly reviewed and assessed the Company’s financial performance, prospects, and competitive position, as well as strategies to enhance stockholder value, including possible acquisitions, divestitures and business combination transactions.

On April 19, 2016, representatives of an investor group, which we refer to as Party A, sent the Board a non-binding proposal to acquire the Company for $18.00-$20.00 per share. The proposal stated that it was contingent upon, among other things, completion of due diligence and receipt of necessary financing. It also requested an exclusivity period of unspecified duration. On April 18, 2016, the last trading day before the receipt of Party A’s proposal, the closing price of the Shares was $15.10 per share.

On April 22, 2016, the Board held an in-person meeting to consider Party A’s proposal. Following discussion, the Board determined not to pursue the proposed sale transaction. The Board based its judgment on, among other things, its belief that (1) the Company’s business plan had the potential to deliver greater value to the Company’s stockholders than the proposed sale transaction, (2) the proposal lacked committed sources of financing and specific terms and conditions regarding the transaction, and (3) the proposal was not compelling enough to warrant the exclusive process requested. The Board directed management to send a written response to Party A communicating the Board’s determination.

Beginning during the spring of 2016, the Company had discussions with a stockholder who advocated for the Company to pursue a sale transaction.

In the summer of 2016, the Company and Meredith began a process, led by a jointly engaged management consulting firm, to explore potential cost savings that could be achieved by combining back-office and procurement functions.

On August 4, 2016, the Company held a regularly scheduled earnings call to announce its results for the second quarter ended June 30, 2016. The Company reported lower-than-expected quarterly revenue as digital advertising revenue growth failed to make up for decreased revenue from print advertising. In the week following the Company’s earnings call, the closing price of the Shares fell from $14.33 to $13.65 per share.

On September 12, 2016, Joseph Ripp stepped down as the Company’s Chief Executive Officer and was named as Executive Chairman of the Board. Rich Battista was appointed Chief Executive Officer of the Company on September 13, 2016. Shortly thereafter, Jen Wong was appointed as Chief Operating Officer of the Company.

On October 11, 2016, Mr. Battista had a meeting with Steve Lacy, Chief Executive Officer of Meredith, at Mr. Lacy’s request. At this meeting, Mr. Lacy proposed that the parties discuss a business combination. Mr. Lacy noted that Meredith was not prepared to make a formal proposal but would be in a position to do so if given the opportunity to perform due diligence over a 30-day period. Mr. Lacy indicated that the proposed transaction would involve a part-cash, part-stock merger at an unspecified price. Mr. Lacy sent a follow-up note to Mr. Battista on October 25, 2016 confirming Meredith’s interest in pursuing a business combination.

On October 20, 2016, Party A sent another non-binding proposal to the Board, substantially similar to the April 19, 2016 proposal, proposing to acquire the Company for $18.00-$20.00 per share, subject to due diligence. The new proposal did not request an exclusivity period. On October 19, 2016, the last trading day before the receipt of Party A’s revised letter, the closing price of the Shares was $13.25 per share.

Later in October 2016, a representative of an investor group, which we refer to as Party B, called Mr. Battista to discuss the possibility of a sale transaction involving the Company.

On October 31, 2016 and November 1, 2016, the Board held in-person meetings with members of senior management present to discuss the approach from Meredith, the revised letter from Party A, and the inquiry from Party B. The Board also discussed the Company’s Long-Range Plan (as defined below) in the context of its ongoing strategic review. The Board determined that further work would be needed to develop the Company’s Long-Range Plan and complete the Company’s strategic planning process before decisions could be made with respect to a potential sale transaction. The Board directed Mr. Battista to respond to Meredith and Party A and indicate that the Company had not made any decision about whether to pursue a sale transaction, but would likely be in a position to do so once it completed its strategic review process in the first quarter of 2017.

On November 3, 2016, the Company held a regularly scheduled earnings call to announce its results for the third quarter ended September 30, 2016. The Company reported lower-than-expected quarterly revenue as weak print advertising sales offset gains from its digital business. In the week following the Company’s earnings call, the closing price of the Shares fluctuated between $12.55 and $13.10 per share.

Following up on the prior week’s Board meetings, on November 7, 2016, Mr. Battista made separate calls to Meredith and Party A to deliver the Board’s response. During his call with Meredith, Mr. Battista indicated that the Company would continue working with Meredith on the project to explore cost-saving opportunities and agreed that the two companies should keep an open line of communication and revisit the possibility of a business combination in early 2017.

On November 18, 2016, a representative of a strategic party, which we refer to as Party C, sent Mr. Battista a letter proposing to acquire People, InStyle, Entertainment Weekly, Sports Illustrated and Time Inc. Retail. The letter did not specify a price. Mr. Battista responded via email that he would discuss the letter with the Board.

On November 28, 2016, the press reported that a party had made an unsolicited offer to acquire the Company for between $18.00-20.00 per share in cash. Later that day, Meredith submitted a written non-binding proposal to acquire the Company for $18.00 per share, consisting of $14.56 in cash and $3.44 in Meredith’s common stock, subject to completion of due diligence and other conditions. On November 25, 2016, the last trading day before the press report of the unsolicited offer, the closing price of the Shares was $13.80 per share. On November 28, 2016, the closing price of the Shares was $16.00 per share.

On November 29, 2016, the Board held an in-person meeting with members of the Company’s senior management present to discuss the proposals from Meredith and Party C. Thereafter, Mr. Battista informed Party C that the Company was not interested in pursuing a sale of individual titles.

On December 4, 2016, Mr. Lacy contacted Mr. Battista, who informed Mr. Lacy that there had been no change in the Board’s position since their last conversation on November 7, 2016. Mr. Lacy reiterated Meredith’s interest in acquiring the Company.

On December 9, 2016, representatives of Party B submitted to Mr. Battista a non-binding proposal to acquire the Company in an all-cash transaction that valued the Company at $18.00-$20.00 per share. The proposal noted that it was contingent upon, among other things, completion of due diligence and receipt of necessary financing.

On December 12, 2016, the Board held an in-person meeting at the Company’s offices in New York. Members of senior management were present for portions of the meeting. John Fahey, then the Company’s lead independent director, reviewed recent expressions of interest from Meredith, Party A, Party B and Party C. He discussed the prior role of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) in advising the Board as to corporate preparedness matters, as well as the possibility of engaging Morgan Stanley & Co. LLC (“Morgan Stanley”) in addition to BofA Merrill Lynch to assist the Board in evaluating strategic alternatives available to the Company. Mr. Fahey reviewed the proposed terms under which Morgan Stanley and BofA Merrill Lynch would assist the Board in this regard. Mr. Fahey noted that Morgan Stanley and BofA Merrill Lynch would attend the next day’s Board meeting to provide their initial views as to a process the Board could consider to evaluate strategic alternatives. At this meeting, the Board authorized the Company to engage Morgan Stanley and BofA Merrill Lynch.

The following day, the Board held another in-person meeting at the Company’s offices in New York, at which members of senior management were present. Representatives of BofA Merrill Lynch, Morgan Stanley and Debevoise & Plimpton LLP, counsel to the Company (“Debevoise”), also participated in portions of the meeting. Mr. Battista and Ms. Wong gave an overview of the Company’s proposed growth plans for 2017. During their presentation, Ms. Wong (1) discussed the Company’s strategy to stabilize print revenues, (2) reviewed key 2017 initiatives to accelerate growth in digital advertising, consumer-paid products and services, and brand extension opportunities, including growth targets and key performance indicators, and (3) discussed new technology platforms necessary to execute the initiatives. The Board discussed with members of management the potential risks and challenges to achieving these goals. Representatives of senior management also updated the Board on the performance of businesses recently acquired by the Company.

At this meeting, representatives of Debevoise reviewed the fiduciary duties of the Company’s directors in connection with their evaluation of strategic alternatives, including as to the directors’ decision whether to pursue a sale transaction and the process the directors might choose to evaluate strategic alternatives. Following the presentation by Debevoise, representatives of Morgan Stanley and BofA Merrill Lynch presented an overview of strategic options available to the Company. Among other topics, they discussed Company’s process of developing its 2017 budget and Long-Range Plan, proposals received by the Company and the Company’s process for evaluating those proposals, and next steps, including a potential process if the Board determined to pursue a sale transaction or a minority investment in the Company. In addition, the representatives of Morgan Stanley and BofA Merrill Lynch reviewed the industry backdrop, market sentiment and valuation dynamics facing the Company. They then discussed process considerations for the Board’s review of the Company’s stand-alone plan as well as its evaluation of strategic alternatives. Finally, they provided perspectives on the proposals that had been received by the Company.

On December 15, 2016, based on instructions from the Board at its prior meeting, Mr. Battista telephoned Mr. Lacy to inform him that the Board had met to discuss Meredith’s proposal. Mr. Battista indicated that the Company was still focused on developing its Long-Range Plan, and that he would follow up early in the new year after the Board had formally evaluated Meredith’s proposal. On the same day, Mr. Battista called Party A and Party B to deliver a similar message.

On December 16, 2016, the Board received a letter from another stockholder advocating for the Company to pursue a sale transaction. Thereafter, the Company had periodic discussions with this stockholder.

On December 19, 2016 and January 9, 2017, Mr. Battista met with a representative of a party, which we refer to as Party D, which expressed interest in pursuing a minority equity investment in the Company.

On January 11, 2017, the Board held an in-person meeting at the Company’s New York offices. Members of senior management and representatives of Morgan Stanley, BofA Merrill Lynch and Debevoise participated in portions of the meeting. Sue D’Emic, the Company’s Executive Vice President and Chief Financial Officer, gave a presentation on the Company’s proposed 2017 budget and Long-Range Plan. Following the presentation by Ms. D’Emic, representatives of Morgan Stanley and BofA Merrill Lynch presented to the Board on the work that had been performed by each bank with respect to the Company’s strategic alternatives.

Representatives of Morgan Stanley and BofA Merrill Lynch discussed certain alternatives available to the Company, including seeking to execute the Long-Range Plan on a stand-alone basis, seeking to rationalize the Company’s portfolio by selling certain titles, seeking to accelerate and otherwise enhance the Long-Range Plan by obtaining a new minority equity investment in the Company, or seeking a sale or merger of the Company. They then discussed various preliminary financial analyses they performed with respect to the Company.

With respect to portfolio rationalization, the Board considered the potential complications a portfolio sale process could add to a process to explore a sale of the entire Company. In addition, the Board discussed the possibility of seeking a new partner to make a minority equity investment in the Company, including the investment and governance terms such a partner would likely seek. The Board then discussed with management and the representatives of Morgan Stanley and BofA Merrill Lynch potential uses of proceeds from such an investment, including the possibility of making investments that could accelerate the Company’s Long-Range Plan. The Board then discussed with representatives of Morgan Stanley and BofA Merrill Lynch the potential for a sale transaction. The Board discussed, among other matters, the potential synergy opportunities that could arise from a transaction with Meredith.

The Board determined that Morgan Stanley and BofA Merrill Lynch should be authorized to respond to the parties that had previously expressed interest in a transaction and directed Morgan Stanley and BofA Merrill Lynch to contact a limited number of parties that could be interested in pursuing a transaction. In addition, the Board directed senior management, Morgan Stanley and BofA Merrill Lynch to continue to analyze the possibility of a minority equity investment in the Company and the potential sale of individual titles, which potentially could be used to strengthen the bids of parties that, although interested in an acquisition of the entire Company, might not highly value certain titles.

During January and February, at the direction of the Board, representatives of Morgan Stanley and BofA Merrill Lynch contacted approximately 10 additional parties, both strategic and financial, to discuss the possibility of a transaction with the Company. Representatives of Morgan Stanley and BofA Merrill Lynch informed Meredith that the Company was willing to discuss a transaction, but would not engage unless Meredith increased its price to at least $20.00 per share.

On January 17, 2017, Mr. Battista received a non-binding letter from Meredith proposing a cash and stock transaction that it stated valued the Company at $20.00 per share, subject to completion of due diligence and other conditions. The letter indicated that Meredith would be willing to consider an all-cash transaction following the opportunity to perform due diligence. The letter indicated that Meredith was highly confident it could obtain financing for the transaction and that the transaction would not raise any significant antitrust or regulatory issue.

On January 23, 2017, the Board held a telephonic meeting, at which members of management and representatives of Debevoise, Morgan Stanley and BofA Merrill Lynch were present, to discuss the revised proposal from Meredith and to receive an update from representatives of Morgan Stanley and BofA Merrill Lynch with respect to their discussions with other potentially interested parties. A representative of Debevoise provided a brief reminder of the directors’ fiduciary duties under applicable law.

Representatives of Morgan Stanley and BofA Merrill Lynch updated the Board on the activities of the financial advisors since the January 11, 2017 Board meeting, summarizing discussions with each party that had expressed interest in an acquisition of the Company or, in some cases, a minority equity investment in the Company, including expressions of interest in an acquisition of the Company from a strategic party, which we refer to as Party E, and another strategic party, which we refer to as Party F. Representatives of Morgan Stanley and BofA Merrill Lynch also described the work being done with Company management to assemble a data room and a management presentation for use with potentially interested parties, including those potentially interested in a minority equity investment in the Company.

Over the course of the next several weeks, the Company negotiated confidentiality agreements with several of the parties who had expressed interest in a transaction with the Company, including Meredith. On February 1, 2017, the Company made a management presentation to a financial party, which we refer to as Party G, interested in a potential minority equity investment in the Company. At this meeting, Party G also indicated interest in working with a strategic partner to acquire the Company. On February 2, 2017, representatives of Party A attended a management presentation at the Company’s offices. On February 7, 2017, representatives of Party F attended management presentations at the Company’s offices.

On February 8, 2017, the Board held a telephonic meeting, at which members of management and representatives of Debevoise, Morgan Stanley and BofA Merrill Lynch were present, to receive an update from representatives of Morgan Stanley and BofA Merrill Lynch. Representatives of Morgan Stanley and BofA Merrill Lynch provided an overview of management presentations and meetings held earlier in February with parties interested in a potential acquisition of the Company. Representatives of Morgan Stanley and BofA Merrill Lynch discussed meetings scheduled for later in February with Party E and Party F. They also discussed an inquiry received from a strategic party, which we refer to as Party H, interested in a potential acquisition of the Company or, alternatively, in an acquisition of the Company’s U.K. business. Mr. Battista discussed Party G’s interest in a potential minority equity investment in the Company and its potential interest in joining with a strategic party to acquire the Company.

Representatives of Morgan Stanley and BofA Merrill Lynch then reviewed a potential timetable and next steps for the process with the Board. The Board discussed process and timing matters further and directed representatives of Morgan Stanley and BofA Merrill Lynch to contact a small number of additional strategic parties to determine whether they would be interested in an acquisition of the Company. Following the Board meeting, representatives of Morgan Stanley and BofA Merrill Lynch contacted two additional strategic parties, which we refer to as Party I and Party J, to discuss a potential transaction involving the Company.

On February 14, 2017, the Board held an in-person meeting at the Company’s New York offices. Members of management and representatives of Debevoise, Morgan Stanley and BofA Merrill Lynch participated in portions of the meeting. The Board received an update from representatives of Morgan Stanley and BofA Merrill Lynch on certain developments with respect to the transaction process since the last Board meeting. Representatives of Morgan Stanley and BofA Merrill Lynch reported on discussions with strategic parties, Meredith, Party E and Party F, as well as two consortia of financial parties led by Party A and Party B, that had expressed interest in a transaction involving the Company. They also discussed the outreach to Party I and Party J. Party I indicated it was not interested in pursuing a transaction with the Company and Party J did not respond.

On February 16, 2017, the Company held a regularly scheduled earnings call to announce its results for the fourth quarter and year ended December 31, 2016. Although the Company reported a drop in print advertising revenue in the fourth quarter relative to its 2015 results, the Company also reported a 63% rise in digital advertising revenue. On February 16, 2017, the closing price of the Shares was $19.05 per share.

On February 16, 2017, Party B sent a revised non-binding proposal to Mr. Battista offering to acquire the Company for a price in the range of $20.00-$21.00 per share, based on publicly available information. The proposal indicated that Party C would be part of the Party B consortium. On February 15, 2017, the last trading day before receipt of Party B’s proposal, the closing price of the Shares was $19.00 per share.

Thereafter in February 2017, senior executives of the Company had follow-up meetings with Party F at the offices of Party F. During their meetings, Party F expressed concern about the Company’s print advertising business. On February 17, 2017, senior executives of the Company made management presentations to Meredith at the offices of Morgan Stanley. On February 20, 2017, representatives of Party E attended management presentations at the Company’s offices. On February 21, 2017, senior executives of the Company made management presentations to Party B at a New York hotel.

On February 24, 2017, the Board held a telephonic meeting, with members of management and representatives of Morgan Stanley, BofA Merrill Lynch and Debevoise present. Representatives of Morgan Stanley and BofA Merrill Lynch updated the Board on certain developments in the potential transaction process since the Board’s February 14 meeting. The Board discussed with its advisors the revised proposal received from Party B and the likely role of Party C. The Board also discussed the due diligence efforts undertaken to date by other parties potentially interested in a transaction with the Company. Representatives of Morgan Stanley and BofA Merrill Lynch further discussed interest expressed by various parties in a minority equity investment in the Company. The Board discussed a timetable for solidifying expressions of interest in the Company, and directed Morgan Stanley and BofA Merrill Lynch to request refreshed expressions of interest during the first week in March.

Over the course of the following week, the Company entered into confidentiality agreements with a number of other strategic and financial parties, which Morgan Stanley and BofA Merrill Lynch had initially contacted in January and February regarding the possibility of a transaction with the Company. A number of these parties participated in management presentations at the Company’s offices, at Morgan Stanley and at a New York hotel, including Party A and Party C. On February 28, 2017 and March 1, 2017, representatives of Meredith participated in due diligence sessions and follow-up meetings at Debevoise’s New York offices. On February 28, 2017, representatives of Party A participated in a video conference with senior executives of the Company at Debevoise’s offices. On March 1, 2017, Party B participated in due diligence sessions at Debevoise’s offices.

On March 6, 2017, Party B and Party C sent the Company a letter outlining a revised non-binding proposal to acquire the Company for $20.00 per share. The offer was conditioned on Party C’s having the opportunity to perform unrestricted due diligence. On March 3, 2017, the last trading day before the receipt of Party B’s and Party C’s revised proposal, the closing price of the Shares was $18.45 per share.

On March 7, 2017, the Board held a telephonic meeting to discuss the revised proposal from Party B and Party C and to receive an update from representatives of Morgan Stanley and BofA Merrill Lynch. Also on March 7, 2017, at the direction of the Board, representatives of Morgan Stanley contacted representatives of

Meredith, Party A and Party B to inform them that draft merger agreements would be distributed the following day, with markups due March 13, 2017 and best and final bids due on March 17, 2017.

On March 8, 2017, draft merger agreements were sent to Meredith and to financial advisors to Party B. Representatives of Party A informed representatives of Morgan Stanley that Party A was withdrawing from the process, citing several concerns, including potential U.K. pension liabilities.

On March 10, 2017, Mr. Lacy and other senior representatives of Meredith, as well as its financial advisors, met with representatives of Morgan Stanley in New York. At this meeting, representatives of Meredith indicated that Meredith was not increasing its proposed acquisition price of $18.00 per share, based, in part, on concerns about potential contingent liabilities of the Company relating to the U.K. pension.

Later that day, the Board held a telephonic meeting, with members of management and representatives of Morgan Stanley and Debevoise present, to discuss Meredith’s response. The Board directed Morgan Stanley to continue to work with Meredith to seek to address its concerns.

On March 13, 2017, Debevoise and Cooley LLP, counsel to Meredith (“Cooley”), began discussions regarding the draft merger agreement. Later that day, Cooley delivered a markup of the draft merger agreement to Debevoise. During the course of that week, Debevoise, Cooley and representatives of senior management of the Company and Meredith had several discussions regarding various aspects of a potential transaction and issues raised by the markup of the draft merger agreement.

On March 17, 2017, Meredith submitted a non-binding proposal to the Company to acquire the Company for $18.00 per share, consisting of $15.00 per share in cash and $3.00 per share in Meredith common stock, subject to completion of due diligence and other conditions. Meredith’s proposal was also conditioned upon a resolution of issues relating to the Company’s guarantee of U.K. pension obligations. Also on March 17, 2017, Party B and Party C submitted a joint proposal to the Company to acquire the Company for $19.60 per share in cash, subject to obtaining committed financing and conducting additional due diligence for a two-week period. Party B and Party C’s proposal also included a markup of certain sections of the draft merger agreement and reserved Party B’s and Party C’s right to comment on other sections pending completion of due diligence.

On March 18, 2017, the Board held a telephonic meeting, with members of management and representatives of Morgan Stanley, BofA Merrill Lynch and Debevoise present, to discuss the revised proposals from Meredith and Party B and Party C. Members of the Board expressed disappointment with Meredith’s latest proposal and instructed Morgan Stanley not to respond immediately. The Board instructed Morgan Stanley to contact representatives of Party B to clarify elements of its proposal, including the equity and debt financing commitments, how Party B planned to meet the minimum credit rating condition required under the Company’s guarantee of its U.K. pension obligations in light of Party B’s contemplated post-transaction capital structure, the additional due diligence that Party B intended to conduct, what role Party C would play in the consortium and Party B’s proposed timetable to signing a definitive agreement and to completing a transaction. Representatives of Morgan Stanley spoke with representatives of Party B several times throughout the course of the weekend regarding elements of Party B and Party C’s proposal.

On March 20, 2017, Debevoise and counsel to Party B held a discussion regarding the draft merger agreement.

On March 21, 2017, members of the Company’s management conducted a due diligence session with representatives of Party B and Party C. Also on March 21, 2017, the Board held a telephonic meeting, with members of management and representatives of Morgan Stanley, BofA Merrill Lynch and Debevoise present, to receive an update on the process from Morgan Stanley and BofA Merrill Lynch.

On March 21, 2017, after the Board meeting, the Company received a letter from Meredith stating that Meredith was rescinding its March 17, 2017 acquisition proposal, noting that the proposal was conditioned on resolving U.K. pension guarantee issues and that Meredith had not heard the outcome of a March 17, 2017 U.K. Pension Board of Trustees meeting on this topic.

On March 22, 2017, the Board held a telephonic meeting, with members of management and representatives of Morgan Stanley, BofA Merrill Lynch and Debevoise present, to receive an update on the letter received from Meredith and a conversation between Mr. Battista and the managing partner of Party B, who expressed continued interest in a transaction but stated that his group needed additional time, in part because it had recently brought in additional debt financing sources.

Thereafter, Mr. Battista resumed contact with Mr. Lacy and representatives of the Company had discussions with representatives of Meredith.

On March 24, 2017, the Board held a telephonic meeting, with members of management and representatives of Morgan Stanley, BofA Merrill Lynch and Debevoise present, to receive an update on the status of discussions with Meredith and Party B.

On March 25, 2017, Debevoise sent a markup of the draft merger agreement to Cooley. Although the range of issues had been narrowed, there remained open issues, including how to resolve the issues regarding the Company’s U.K. pension obligations.

On March 28, 2017, Mr. Battista held a meeting with the Chief Operating Officer of a strategic company, which we refer to as Party K, who expressed interest in a potential acquisition of the Company. On March 29, 2017, the Company executed a confidentiality agreement with Party K and provided it with access to the Company’s data room. On March 31, members of the Company’s management provided a management presentation to representatives of Party K.

On March 29, 2017, the Board held an in-person meeting, with members of management and representatives of Morgan Stanley, BofA Merrill Lynch and Debevoise present. Mr. Battista provided an update on his discussion with the Chief Operating Officer of Party K. Representatives of Morgan Stanley reported that Meredith remained focused on addressing issues relating to the Company’s U.K. pension plan with a timetable for resolving them by April 7, 2017, and that Party B continued its due diligence. In addition, representatives of Morgan Stanley and BofA Merrill Lynch discussed certain financial analyses.

On March 30, 2017, Mr. Battista held a meeting with the managing partner of Party B, who expressed an interest in working with a financial sponsor, which we refer to as Party L, as an additional source of equity financing.

Also on March 30, 2017, Debevoise and Cooley held a discussion regarding the draft merger agreement. On March 31, 2017, Cooley sent a markup of the merger agreement to Debevoise. While the markup reflected progress on the open issues, further work was required to resolve the issues relating to the Company’s U.K. pension obligations.

On March 31, 2017, members of the Company’s management provided a management presentation to representatives of Party K at the offices of the Company.

On April 1, 2017, the Company executed a confidentiality agreement with Party L and provided it with access to the Company’s data room.

On April 2, 2017, representatives of Party K informed Morgan Stanley that it was not interested in pursuing an acquisition of the Company, but remained interested in a minority equity investment in the Company coupled with a commercial arrangement. On the same day, Joe Ceryanec, Chief Financial Officer of Meredith, and Ms. D’Emic had a call to discuss the path toward receiving approvals from the U.K. pension Board of Trustees.

Also on April 2, 2017, the Board held a telephonic meeting, with members of management and representatives of Morgan Stanley, BofA Merrill Lynch and Debevoise present, to receive an update on the status of discussions with Meredith, Party B’s desire to add Party L to its consortium and Party K’s conversation with representatives of Morgan Stanley.

On April 4, 2017, members of the Company’s management provided a management presentation to representatives of Party L at the offices of Debevoise.

Also on April 4, 2017, counsel to Party B sent a revised markup of the draft merger agreement to Debevoise, which raised a number of issues, as well as “highly confident” letters from its lenders rather than full financing commitments.

On April 5, 2017, representatives of Cooley and Debevoise had a phone call to discuss the merger agreement and related issues.

On April 6, 2017, the Board held a telephonic meeting, with members of management and representatives of Morgan Stanley, BofA Merrill Lynch and Debevoise present, to receive an update on the status of discussions with Meredith and Party B.

Over the course of the weekend of April 8 and 9, Mr. Battista held discussions with the managing partner of Party B, who informed him that the consortium was struggling to develop a financeable base case for the Company’s business. The managing partner of Party B proposed that the consortium and the Company jointly engage three management consulting and financial advisory firms to evaluate these matters over a multi-week period, with the parties splitting the cost unless the Company were sold to a third party, in which case the Company would reimburse the consortium’s expenses. Also during the course of that weekend, Mr. Battista had a call with Mr. Lacy, who informed Mr. Battista that Meredith had made progress in obtaining assurances that it could obtain surety bonds to replace a portion of the Company’s guarantee of its U.K. pension obligations. Mr. Battista encouraged Mr. Lacy to improve Meredith’s proposed acquisition price in view of additional sources of value identified to Meredith by Company management, as well as recent trends in the Company’s business.

On April 9, 2017, Debevoise sent a markup of the merger agreement to Cooley.

On April 11, 2017, the Board held a telephonic meeting, with members of management and representatives of Morgan Stanley, BofA Merrill Lynch and Debevoise present, to receive an update on the status of recent discussions with Meredith and Party B.

On April 17, 2017, representatives of the Company and Debevoise discussed the open issues in the merger agreement with representatives of Meredith and Cooley. Throughout the course of the week, the parties continued work on arrangements to put in place surety bonds to replace a portion of the Company’s guarantee of its U.K. pension obligations.

On April 18, 2017, the Board held a telephonic meeting, with members of management and representatives of Morgan Stanley, BofA Merrill Lynch and Debevoise present, to receive an update on the status of recent discussions with Meredith and Party B. Mr. Battista reported that Mr. Lacy indicated that Meredith was replacing one of its proposed lenders, resulting in the need for an additional seven to 10 days of work toward a definitive merger agreement. In addition, Mr. Battista reported that discussions were ongoing with Party B and Party L about the possibility of jointly engaging management consultants to help the consortium firm up a proposal to acquire the Company. Representatives from Morgan Stanley reported that they had received a call from the financial advisor to Party A expressing continued interest in a potential acquisition, although Party A continued to believe it would not be able to pay a price within the range of its previous expressions of interest.

On April 19, 2017, Mr. Battista and Ms. D’Emic met with Messrs. Lacy and Ceryanec. At the meeting, the representatives of Meredith said that Meredith continued to be interested in an acquisition of the Company at $18.00 per share, consisting of $15.50 per share in cash and $2.50 per share in Meredith common stock. They also reported that work was ongoing to replace one of its proposed lenders and to put in place surety bonds to replace a portion of the Company’s guarantee of its U.K. pension obligations, and that Meredith would need approximately two more weeks to complete such work.

On April 23, 2017, the Board held a telephonic meeting, with members of management and representatives of Morgan Stanley, BofA Merrill Lynch and Debevoise present, to receive an update on the status of recent discussions with Meredith. Mr. Battista reported that he had received an email on April 21, 2017 from Mr. Lacy discussing the open work streams and a potential timeline to announcing the transaction. Mr. Lacy wrote that he expected Meredith to send a revised offer in writing on April 25, 2017, and requested that the Company respond by the end of the day on April 26, 2017 with a firm decision.

On April 25, 2017, the Board held a telephonic meeting, with members of management and representatives of Morgan Stanley, BofA Merrill Lynch and Debevoise present, to receive an update on the status of recent discussions with Meredith. Mr. Battista updated the Board on discussions with Party B, noting that the Company was exploring moving forward with engaging a management consultant to evaluate cost-saving and revenue opportunities. Additionally, Mr. Battista and other members of management led a discussion of the Company’s prospects on a stand-alone basis and steps that could be taken to reduce costs, improve margins and invest in growth initiatives.

Also on April 25, 2017, the Company received a revised non-binding proposal from Meredith, which Meredith characterized as its best and definitively final offer, to acquire the Company for $18.00 per share, consisting of $15.50 per share in cash and $2.50 per share in Meredith stock. The proposal stated that Meredith was open to allowing the Company to pursue the sale of one of the Company’s domestic assets and, assuming the sale was consummated within a reasonable time after closing, passing along the net after-tax proceeds for the benefit of the Company’s stockholders. The proposal stated that Meredith was continuing to focus on obtaining final debt financing commitments, confirming indicative credit ratings from the credit rating agencies and finalizing U.K. pension Board of Trustees approvals of the surety bond arrangements for the U.K. pension obligations and expected to be in a position to sign a merger agreement during the second half of the week of May 1, 2017.

On April 27, 2017, Mr. Lacy informed Mr. Fahey and Mr. Battista by telephone that Meredith’s proposed new lender had decided not to proceed with the transaction, that Meredith’s other two proposed lenders were having difficulties providing committed financing, that Meredith would not be able increase the stock portion of the transaction consideration to offset any reduction in the cash portion that might be needed to secure financing for the transaction and that Meredith wished to be able to speak with third parties about the sale of several of the Company’s titles, such sales to be effected concurrent with the closing of Meredith’s acquisition of the Company.

Later that day, the Board held a telephonic meeting, with members of management and representatives of Morgan Stanley, BofA Merrill Lynch and Debevoise present. Mr. Fahey and Mr. Battista updated the Board on their call with Mr. Lacy. At the beginning of the telephonic meeting, Mr. Fahey received a letter from Mr. Lacy stating that the proposed lenders were having difficulties providing committed financing for the cash portion of Meredith’s offer due primarily to the Company’s first-quarter 2017 financial results and second-quarter 2017 forecasted financial results and the U.K. pension obligations and therefore Meredith was rescinding its April 25, 2017 proposal. However, Mr. Lacy proposed an alternative path that he believed would enhance value in which the Company would sell certain individual titles concurrent with Meredith acquiring the Company. Based on the phone call earlier that day and the letter, the Board discussed its concerns that Meredith had not obtained committed financing, which created significant uncertainty that Meredith would ultimately be able to make a firm offer for the Company with committed financing. In addition, the Board discussed the disruption to the Company’s business from seeking to sell individual titles in parallel with that process, particularly since the Company might choose not to sell those titles as part of a stand-alone strategy, as well as the timing and conditionality risks arising from Meredith’s proposal that individual titles be sold concurrently with the closing of an acquisition of the Company. The Board also discussed the risks associated with Party B and Party L’s proposal to jointly engage management consultants, and the questionable likelihood that such a process would culminate in an acquisition of the Company at a favorable price, as well as the overall toll on the business caused by the protracted process to date of evaluating potential sale transactions. At the end of the meeting, the Board determined to discontinue discussions regarding a sale of the Company and instead pursue a stand-alone strategy.

On April 28, 2017, the Company issued a press release announcing that the Board had evaluated expressions of interest from various parties regarding the possible sale of the Company and determined to pursue the Company’s strategic plan, including focusing on (1) continued growth in digital audiences and digital revenues led by branded/native content solutions and video; (2) expanding and diversifying revenues and content through brand extensions across all areas, including TV, OTT, events, licensing, new products and strategic partnerships; (3) further enhancing data, targeting and self-service programmatic capabilities; (4) selective portfolio rationalization; and (5) continued aggressive reengineering of the cost structure of the Company.

On May 10, 2017, the Company held a regularly scheduled earnings call to announce its results for the first quarter ended March 31, 2017. The Company reported a 21% decline in print advertising revenue and a reduction in its regular quarterly cash dividend. It also announced that performance improvement initiatives reduced first quarter costs by 7%, and the hiring of an advisor to assist with cost re-engineering initiatives. Between the Company’s announcement to pursue its stand-alone plan and the end of the day on which the earnings call occurred, the closing price of the Shares fell from $18.30 to $12.95 per share.

Also on May 10, 2017, representatives of Morgan Stanley received a letter from Party C requesting a waiver of the standstill and other restrictions in its confidentiality agreement with the Company which prohibited Party C from discussing a potential acquisition of the Company with equity investors other than those previously involved in Party C’s consortium. Party C stated that it could deliver to the Board, within 60 days of receiving the waiver, a fully financed bid to acquire all of the outstanding Shares at a target price of $20.00 per share, but no less than $18.00 per share. Given the Company’s decision to pursue its strategic plan and its skepticism that Party C would be able to achieve the goals set forth in its letter, based on the fact that no firm offer had materialized from Party C since its initial contact in November 2016, the Company declined to grant the waiver.

During the summer and fall of 2017, the Company continued its strategic transformation initiatives. The Company pursued divestiture opportunities with respect to certain assets. The Company also held separate discussions with Party D and two other non-U.S. financial investors regarding minority equity investments in the Company.

On August 8, 2017, the Company reported relatively flat operating income (loss), excluding depreciation and amortization of intangible assets, adjusted for impairments of goodwill, intangible assets, fixed assets and investments; restructuring and severance costs; (gain) loss on operating assets, net; pension settlements/curtailments; and other costs related to mergers, acquisitions, investments and dispositions, and integration and transformation costs (“Adjusted OIBDA”), a non-GAAP financial measure, for the second quarter ended June 30, 2017 compared with the same period in 2016. See “Use of Non-GAAP Financial Measures.” On August 8, 2017, the closing price of the Shares was $13.95 per share.

On October 6, 2017, Mr. Lacy and Mr. Battista spoke by telephone and, in that conversation, Mr. Lacy indicated that Meredith remained interested in acquiring the Company, although he did not propose timing or financial terms for such a transaction.

On November 9, 2017, the Company reported that Adjusted OIBDA increased 15% in the third quarter ended September 30, 2017 compared with the same period in 2016, although print advertising revenue had declined nearly 20% quarter-over-quarter. On November 9, 2017, the closing price of the Shares was $10.95 per share.

Later that morning, Mr. Lacy contacted Mr. Battista stating that he was in New York and requesting a meeting that day with the two of them, Mr. Ceryanec and Ms. D’Emic. At the meeting later that day, Mr. Lacy presented a non-binding proposal to acquire the Company for $16.00 per share in cash, subject to completion of confirmatory due diligence and other conditions. The proposal included an executed debt commitment letter, an executed equity commitment letter from Koch Equity Development LLC, a revised draft merger agreement that Meredith characterized as substantially final, and a list of confirmatory due diligence items. Mr. Lacy stated that Meredith was prepared to work on an expedited timeframe and was targeting entering into a definitive agreement as soon as November 27, 2017.

On November 10, 2017, Mr. Fahey spoke with Mr. Lacy and told him that a $16.00 price was not adequate, and the Company had made progress toward monetizing assets and favorably resolving issues surrounding the U.K. pension obligations. Mr. Lacy responded that Meredith would be willing to adjust its proposal once it better understood details around those matters. Also on November 10, 2017, the Board held a telephonic meeting, with members of management and representatives of Morgan Stanley, BofA Merrill Lynch and Debevoise present, to receive an update on Meredith’s proposal. The Board instructed management to provide Meredith with the information it had requested and to request additional value in its proposal.

On November 15, 2017, representatives of the Company met with representatives of Meredith to discuss the Company’s 2017 forecast, its 2018 budget, the status of the Company’s asset sales and cost reduction program, and the status of the Company’s U.K. pension obligations. Representatives of the Company also discussed additional value the Company believed was not reflected in Meredith’s latest proposal. On November 15, 2017, the last day before press reports of Meredith’s proposal to acquire the Company, the closing price of the Shares was $12.65 per share.

On November 16, 2017, in response to press reports of Meredith’s proposal to acquire the Company, representatives of Party C’s principal equity investor contacted Debevoise to request a waiver of its standstill, which Debevoise relayed to representatives of the Company. Also on November 16, 2017, a stockholder of the Company sent a letter to the Board urging the Company to waive any standstill agreements and to be open minded about any offer presented to it. Also, on November 16, 2017, the Board held two telephonic meetings, with members of management and representatives of Morgan Stanley, BofA Merrill Lynch and Debevoise present, to discuss the press reports and letter received from the stockholder of the Company, and how to respond to Meredith.

On the same day, Mr. Lacy spoke with Messrs. Battista and Fahey by telephone. Messrs. Battista and Fahey conveyed to Mr. Lacy that the Board was evaluating Meredith’s proposal and was interested in exploring a transaction with Meredith, but reiterated that $16.00 per share was not an acceptable price and that there was additional value not reflected in Meredith’s latest proposal. They also indicated that the Company would deliver a formal response the next day. Ms. D’Emic shared with Mr. Ceryanec additional information regarding various due diligence topics.

On November 17, 2017, Messrs. Fahey and Battista sent a written response to Mr. Lacy in which they stated their belief that the Board would support a transaction at $19.50 per share.

On November 18, 2017, Meredith submitted a revised non-binding proposal to acquire the Company for $17.75 per share in cash, subject to completion of confirmatory due diligence and other conditions. The proposal indicated that the price was predicated on (1) the closing of the sales of certain assets by December 31, 2017, (2) the concurrent removal of the credit downgrade trigger under the Company’s U.K. pension scheme, and (3) suspension of discussions with respect to a transaction involving the Company’s Tampa fulfillment center. The proposal also stated that Meredith would not agree to a go-shop provision.

Later on November 18, 2017, after a telephonic meeting of the Board at which Meredith’s revised proposal was discussed, Messrs. Battista and Fahey sent a written response to Mr. Lacy, informing him that the Company could not agree to a transaction that would be conditioned on the closing of asset sales or the removal of the ratings trigger, and that they believed the Board would (1) support a transaction at $18.65 per share in cash, (2) not require a go-shop provision at that price, and (3) be willing to work toward Meredith’s target signing date of November 27, 2017. The letter outlined various sources of additional value that Messrs. Battista and Fahey believed Meredith’s proposal omitted to take into account.

Also on November 18, 2017, the Board held a second telephonic meeting, with members of management and representatives of Morgan Stanley, BofA Merrill Lynch and Debevoise present, to discuss a call Mr. Fahey had received earlier that day from the chief executive officer of Party C, indicating his discussions with several partners potentially interested in assembling a new consortium to make a proposal to acquire the Company, involving funding from a publicly traded foreign entity, a foreign sovereign wealth fund and Party C’s principal equity investor, which was also involved in Party C’s bid earlier in the year. The Board considered that the standstill agreements with Party C and Party C’s principal equity investor (as well as those with Party B and Party L), unlike the other standstills entered into by the Company, would not automatically terminate upon entry into a definitive merger agreement; however, the merger agreement under negotiation with Meredith would allow the Company to waive standstill provisions to the extent necessary to permit confidential acquisition proposals (conditioned on the party making the proposal’s agreement that such proposal may be disclosed to Meredith) and the standstills with Party C and Party C’s principal equity investor permitted such parties to make confidential requests for waivers. The Board determined it would be important to hear directly from a principal representing the consortium to better understand the details of the proposal and the sources of its funding. Thereafter, Mr. Fahey informed the chief executive officer of Party C that a principal representing the consortium should contact the Company with a specific proposal including sources of funding.

On November 19, 2017, Meredith submitted a revised non-binding proposal to acquire the Company at a price per share of $18.25 in cash, and stated that Meredith would not agree to a go-shop provision but that the transaction would not be conditioned on the closing of asset sales or the removal of the ratings trigger. Meredith requested an exclusivity period until November 27, 2017.

Later on November 19, 2017, the Board held a telephonic meeting at which it discussed Meredith’s revised proposal. The Board directed Messrs. Battista and Fahey to write to Mr. Lacy that the Board would support a transaction at $18.50 per share without the requirement of a go-shop provision, and that the Company would dedicate the resources to announce the transaction prior to November 27, 2017. However, the Board would not agree to an exclusivity period prior to signing a merger agreement. Later that evening, Mr. Lacy wrote to Mr. Fahey and Mr. Battista that he had authority from Meredith’s board of directors to move forward without exclusivity toward a signing by November 27, 2017 on the proposed terms.

On November 20, 2017, Debevoise sent a markup of the merger agreement to Cooley. During the course of the following week and weekend, the Company and Debevoise negotiated and finalized the merger agreement and related disclosure schedules with Meredith and Cooley.

On November 21, 2017, the Board held a telephonic meeting, with members of management and representatives of Morgan Stanley, BofA Merrill Lynch and Debevoise present, to discuss certain financial analyses of the Company prepared by Morgan Stanley and BofA Merrill Lynch. The Board also discussed two further inquiries made from representatives of parties interested in participating in a consortium previously mentioned by Party C to Mr. Fahey on November 18, 2017 to acquire the Company, noting the absence of concrete proposals from that consortium, the lack of contact from a principal representing the consortium and the advanced state of negotiation of definitive agreements with Meredith. Thereafter, Debevoise and Cooley, together with management of the Company and of Meredith, worked toward finalizing definitive agreements.

On November 26, 2017, the Board held a telephonic meeting, with members of management and representatives of Morgan Stanley, BofA Merrill Lynch and Debevoise present. Representatives of Debevoise reviewed the fiduciary duties of the Company’s directors in connection with the proposed transaction. Representatives of Morgan Stanley and BofA Merrill Lynch reviewed with the Board certain financial analyses of the Company, and each delivered to the Board an oral opinion, subsequently confirmed by delivery of a written opinion dated November 26, 2017, that, as of such date, and based upon and subject to the assumptions made, procedures following, matters considered and qualifications and limitations on the scope of review undertaken by each of Morgan Stanley and BofA Merrill Lynch as set forth in their respective written opinions, the consideration to be received by the holders of the Shares (in the case of Morgan Stanley’s written opinion, other than the Excluded Shares) pursuant to the Merger Agreement was fair from a financial point of view to such holders of Shares. The full text of Morgan Stanley’s and BofA Merrill Lynch’s written opinions delivered to the Board, which set forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley and BofA Merrill Lynch in rendering their respective opinions, are attached as Annex I and Annex II, respectively.

The Board then, by unanimous vote, (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it was in the best interests of the Company and its stockholders and declared it advisable to enter into the Merger Agreement, (iii) approved the execution and delivery of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, upon the terms and subject to the conditions contained therein, and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Later on November 26, 2017, the Company and Meredith executed and delivered the Merger Agreement, and each of the parties issued a press release announcing the Offer and the Merger.

On December 12, 2017, Purchaser commenced the Offer.

Reasons for the Recommendation

In evaluating the Merger Agreement and the Transactions, the Board consulted with members of the Company’s senior management, as well as representatives of Morgan Stanley, BofA Merrill Lynch and Debevoise. In the course of reaching its determination that the Offer and the Merger are in the best interests of the Company stockholders, and its recommendation that the Company’s stockholders accept the Offer and tender their Shares into the Offer, the Board considered numerous factors, including the following material factors and benefits of the Offer and the Merger, each of which the Board believed supported its unanimous determination and recommendation:

•	Per Share Consideration. The Board considered:

•	the fact that the per share consideration for the Shares of $18.50 in cash represented a 46% premium over the closing price on November 15, 2017, the day prior to media reports about the transaction, and a 66% premium over the 10-day volume weighted average trading price ending on that day; and

•	the fact that the per share consideration reflected extensive negotiations between the Company and Meredith and their respective external advisors, and the Board’s belief, based on such negotiations, as well as the Board’s evaluation of other strategic alternatives, that such value per share represented the highest per share consideration reasonably obtainable.

•	Business and Financial Condition of the Company. The Board considered the current and historical financial condition, results of operations, business, competitive position and prospects of the Company. Additionally, the Board also considered a number of other factors, including:

•	Challenges in a Transforming Environment. The Board considered a number of the business challenges that the Company was facing, including declines in its print and other advertising and circulation revenues as a result of the continuing shift in consumer preference from print media to digital media, and increased competition due to growing consumer engagement with digital media on mobile devices and social media platforms reflecting a secular shift in media consumption from printed mediums to content on desktop and mobile devices;

•	Transformation Plan. The Board considered the Company’s progress in transforming from a print publisher to a multi-platform media company, and the risks associated with such transformation, including risks of faster than expected declines in print and other advertising and circulation revenues and risks associated with executing a significant cost reduction plan;

•	Industry Landscape. The Board considered increased competition across the media industry, including from other magazine publishers, digital publishers, and social media platforms, and evaluated the pace of change and level of investment in areas such as technology that could be needed to address evolving consumer behaviors and the needs of the business;

•	Standalone Perspectives. The Board considered financial projections and potential impact on stockholder value, taking into account the execution and other risks associated with the Company’s transformation plan, its program to substantially reduce costs, and its plan to divest certain assets, as well as other risks to the Company’s business, including, among others, risks that would arise from future weak economic conditions; and

•	Value of Certain Assets. The Board considered the value of certain assets that the Company had been in the process of divesting, as well as the value of the Company’s ongoing mitigation of U.K. pension risk.

•	Evaluation of Strategic Alternatives. The Board believed that the value offered to the Company’s stockholders in the Offer, the Merger and the other transactions contemplated by the Merger Agreement was more favorable to the Company’s stockholders on a risk-adjusted basis than the potential value of remaining an independent public company and that the value per share obtained was the highest per share consideration that was reasonably attainable. This belief was supported in part by the results of the Board’s evaluation of strategic alternatives over the past year, with the assistance of Morgan Stanley and BofA Merrill Lynch, through which the Company engaged with a number of parties, some of which approached the Company and some of which were solicited by the Company’s financial advisors, including those that were believed to be the most able and willing to pay the highest price for the Company and others that proposed to make minority investments in connection with the Company’s transformation plan, and the fact that this process, even after media reports about it, did not result in any proposal to acquire the Company that was reasonably capable of being consummated, other than the proposal from Meredith that led to the Merger Agreement.

•	Financial Advisors’ Opinions. The Board considered each of Morgan Stanley’s and BofA Merrill Lynch’s oral opinion, confirmed subsequently by delivery of written opinions dated November 26, 2017, to the effect that, as of that date and based upon and subject to the various assumptions and limitations set forth in each of the opinions, the consideration to be received by the holders of the Shares, was fair, from a financial point of view, to such holders, as more fully described below under the caption “—Opinions of the Company’s Financial Advisors.” The Board was aware that each of Morgan Stanley and BofA Merrill Lynch became entitled to certain fees upon rendering of its opinion and would become entitled to additional fees upon consummation of the Merger, as more fully described below under the caption “—Opinions of the Company’s Financial Advisors.”

•	Immediacy and Certainty of Value and Liquidity. The Board considered the fact that the cash consideration would offer the Company’s stockholders immediacy and certainty as to value and liquidity.

•	Likelihood of Completion; Certainty of Payment. The Board considered its belief that the Offer and the Merger will likely be consummated, based on, among other factors:

•	the absence of any financing condition to consummation of the Offer or the Merger, and the delivery by Meredith of the debt commitment letter, dated as of November 26, 2017, among Meredith, Royal Bank of Canada, Credit Suisse AG, Credit Suisse Securities (USA) LLC, Barclays Bank PLC and Citigroup Global Markets Inc. (the “Debt Commitment Letter”), and the preferred equity commitment letter, dated as of November 26, 2017, between Meredith and Koch Equity Development LLC (the “Equity Commitment Letter”), setting forth financing commitments with limited conditions (essentially co-extensive with the conditions to the Offer and the Merger) for financing to consummate the Transactions;

•	the fact that Purchaser’s obligations to purchase (and Meredith’s obligation to cause Purchaser to purchase) Shares in the Offer and to close the Merger are subject to limited conditions;

•	the financial condition of Meredith; and

•	the Company’s ability to request the Delaware Court of Chancery to specifically enforce the Merger Agreement, including the consummation of the Offer and the Merger.

•	Other Terms of the Merger Agreement. The Board considered other terms of the Merger Agreement, which are more fully described in the Offer to Purchase under the caption “The Merger Agreement; Other Agreements.” Certain provisions of the Merger Agreement that the Board considered important included:

•	Tender Offer Structure. The Board considered the fact that the Offer followed by the Merger for the same cash consideration would likely enable the Company’s stockholders the opportunity to obtain the benefits of the transaction more quickly than in a one-step merger transaction;

•	Ability to Respond to Certain Unsolicited Acquisition Proposals. The Merger Agreement permits (i) the Board, in furtherance of the exercise of its fiduciary duties under Delaware law, to engage in negotiations or discussions with third parties regarding alternative transactions under certain circumstances and (ii) the Company to waive any standstill agreement to the extent necessary to permit another person or group to make, on a confidential basis, an acquisition proposal (conditioned on such person agreeing that such proposal may be disclosed to Meredith) (see the Offer to Purchase under the caption “The Merger Agreement; Other Agreements—The Merger Agreement—No Solicitation; Board Recommendation”);

•	Change of Recommendation. Under certain circumstances, the Board has the right to change or withdraw its recommendation to the Company’s stockholders (see the Offer to Purchase under the caption “The Merger Agreement; Other Agreements—The Merger Agreement—No Solicitation; Board Recommendation”);

•	Fiduciary Termination Right. The Board may terminate the Merger Agreement to accept a superior proposal, if certain conditions are met, subject to the payment of a $65,000,000 termination fee to Meredith (see the Offer to Purchase under the caption “The Merger Agreement; Other Agreements—The Merger Agreement—Termination Prior to Closing of the Offer”); and

•	Extension of Offer Period. Unless any extension would go beyond six months from the date of the Merger Agreement (and, in the event the conditions are satisfied other than the expiration of the waiting period under the HSR Act, nine months) or the Merger Agreement is otherwise terminated, Purchaser must extend the Offer for one or more periods until the offer conditions have been satisfied.

•	Appraisal Rights. The Board considered the availability of statutory appraisal rights under Delaware law in connection with the Merger for the Company’s stockholders.

In reaching its determinations and recommendations described above, the Board also considered the following potentially negative factors:

•	No Participation in Future Growth or Synergies. The fact that the Consideration consists entirely of cash means that the Company’s stockholders will not participate in future earnings or growth of the Company driven by increased scale or benefits resulting from the realization of potential synergies;

•	Non-Solicitation Covenant. The Board considered that the Merger Agreement imposes restrictions on soliciting competing acquisition proposals from third parties;

•	Termination Fee. The Board considered the fact that the Company must pay Meredith a termination fee of $65,000,000 in cash if the Merger Agreement is terminated under certain limited circumstances;

•	Interim Operating Covenants. The Board considered that the Merger Agreement imposes restrictions on the conduct of the Company’s business prior to the consummation of the Merger (see the Offer to Purchase under the caption “The Merger Agreement; Other Agreements—The Merger Agreement—Conduct of the Company’s Business Pending Merger”);

•	Risks the Offer and the Merger May Not Be Completed. The Board considered the risk that the conditions to the Offer may not be satisfied and that, therefore, Shares may not be purchased pursuant to the Offer and the Merger may not be consummated. The Board also considered the risks and costs to the Company if the Offer and the Merger are not consummated, including the diversion of management and employee attention, potential employee attrition, the potential effect on business relationships, including with advertisers and customers, and the potential effect on the trading price of the Shares;

•	Interests of Directors and Executive Officers. The Board considered the potential conflicts of interests created by the fact that the Company’s executive officers and directors have financial interests in the Transactions (see the Offer to Purchase under the caption “Terms of the Offer”);

•	Regulatory Approval. The Board considered the regulatory approvals under the HSR Act that would be required to consummate the Offer and the Merger, as well as the likelihood of receiving such approvals;

•	Debt and Equity Financing. The Board considered the risk that the debt financing contemplated by the Debt Commitment Letter or the equity financing contemplated by the Equity Commitment Letter may not be obtained despite such commitment letters Meredith had obtained; and

•	Tax Consequences. The Board considered the fact that the receipt of cash in exchange for Shares pursuant to the Merger will be a taxable transaction to the Company’s stockholders for U.S. federal income tax purposes.

The foregoing discussion of the factors considered by the Board is intended to be a summary, and is not intended to be exhaustive, but rather includes the material factors considered by the Board. After considering these factors, the Board concluded that the positive factors relating to the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, substantially outweighed the potential negative factors. The Board collectively reached the unanimous conclusion to approve the Merger Agreement and the related transactions, including the Offer and the Merger, in light of the various factors described above and other factors that the members of the Board believed were appropriate. In view of the wide variety of factors considered by the Board in connection with its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and the complexity of these matters, the Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, and it did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the Board made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weights to different factors.

Financial Analyses and Opinions

Opinion of the Company’s Financial Advisors

Opinion of Morgan Stanley & Co. LLC

Morgan Stanley was retained by the Board to act as its financial advisor in connection with the possible sale of the Company. The Board selected Morgan Stanley to act as the Company’s financial advisor based on Morgan Stanley’s qualifications, expertise, reputation, and its knowledge and understanding of the Company’s business and affairs. Morgan Stanley rendered to the Board at its meeting on November 26, 2017 Morgan Stanley’s oral opinion, subsequently confirmed by delivery of a written opinion, dated November 26, 2017, that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the Consideration to be received by the holders of the Shares (other than the Excluded Shares) pursuant to the Merger Agreement was fair from a financial point of view to such holders of the Shares. Morgan Stanley’s opinion did not address the relative merits of the Transactions as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.

The full text of Morgan Stanley’s written opinion delivered to the Board, dated November 26, 2017, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference in its entirety. The following summary of Morgan Stanley’s opinion is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read Morgan Stanley’s opinion, this section and the summary of Morgan Stanley’s opinion below carefully and in their entirety. Morgan Stanley’s opinion is directed to the Board, in its capacity as such, and addresses only the fairness from a financial point of view of the Consideration to be received by the holders of the Shares (other than the Excluded Shares) pursuant to the Merger Agreement as of the date of the opinion and did not address any other aspects or implications of the Offer or the Merger. Morgan Stanley’s opinion was not intended to, and does not, constitute advice or a recommendation to any holder of Shares as to whether any stockholder of the Company should tender its Shares in the Offer or how such stockholder should vote or act at any stockholders’ meeting that may be held in connection with the Merger or with respect to any other matter.

For purposes of rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the Company;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company;

•	reviewed certain financial projections prepared by the management of the Company;

•	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

•	reviewed the reported prices and trading activity for the Shares;

•	compared the financial performance of the Company and the prices and trading activity of the Shares with that of certain other publicly-traded companies comparable with the Company, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of the Company and Meredith and their financial and legal advisors;

•	reviewed a draft of the Merger Agreement, dated November 25, 2017, the draft Debt Commitment Letter and the draft Equity Commitment Letter, and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company, and formed a substantial basis for the opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best then-currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, Morgan Stanley assumed that the Offer and the Merger would be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including among other things, that Meredith would obtain financing in accordance with the terms set forth in the Debt Commitment Letter and the Equity Commitment Letter and that the definitive Merger Agreement would not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Offer and Merger, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Offer and Merger. Morgan Stanley noted that it was not a legal, tax or regulatory advisor. Morgan Stanley noted that it is a financial advisor only and relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of the Shares in the Transactions. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, November 26, 2017. Events occurring after such date may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

The Company has retained BofA Merrill Lynch to act as a financial advisor in connection with the Transactions. On November 26, 2017, at a meeting of the Board held to evaluate the Transactions, BofA Merrill Lynch rendered to the Board an oral opinion, confirmed by delivery of a written opinion dated November 26, 2017, to the effect that, as of such date and based on and subject to the various assumptions and limitations set forth in its opinion, the Consideration to be received in the Transactions by holders of the Shares was fair, from a financial point of view, to such holders.

The full text of BofA Merrill Lynch’s written opinion, dated November 26, 2017, to the Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex II to this Schedule 14D-9 and is incorporated herein by reference in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to the Board for the benefit and use of the Board (in its capacity as such) in connection with and for purposes of its evaluation of the Transactions from a financial point of view. BofA Merrill Lynch’s opinion did not address any other aspect of the Transactions and no opinion or view was expressed as to the relative merits of the Transactions in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Transactions. BofA Merrill Lynch also expressed no opinion or recommendation as to whether any stockholder should tender their Shares in the Offer or how any stockholder should vote or act in connection with the Merger or any other matter.

In connection with rendering its opinion, BofA Merrill Lynch, among other things:

•	reviewed certain publicly available business and financial information relating to the Company;

•	reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with BofA Merrill Lynch by the management of the Company, including certain financial forecasts relating to the Company prepared by the management of the Company;

•	discussed the past and current business, operations, financial condition and prospects of the Company with members of senior management of the Company;

•	reviewed the trading history for the Shares and a comparison of that trading history with the trading histories of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial and stock market information of the Company with similar information of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial terms of the Transactions to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

•	reviewed a draft, dated November 25, 2017, of the Merger Agreement; and

performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with BofA Merrill Lynch and relied upon the assurances of the management of the Company that it was not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Long-Range Plan (as defined below), BofA Merrill Lynch was advised by the Company, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. BofA Merrill Lynch did not make, nor was BofA Merrill Lynch provided with, any independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of the Company or any other entity, nor did BofA Merrill Lynch make any physical inspection of the properties or assets of the Company or any other entity. BofA Merrill Lynch did not evaluate the solvency or fair value of the Company or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of the Company, that the Transactions would be consummated in accordance with their terms and in compliance with all applicable laws, relevant documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on the Company or the Transactions or that otherwise would be meaningful in any respect to BofA Merrill Lynch’s analyses or opinion. BofA Merrill Lynch also assumed, at the direction of the Company, that the final executed Merger Agreement would not differ in any material respect from the draft Merger Agreement reviewed by BofA Merrill Lynch.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects or implications of the Transactions (other than the Consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Transactions, any related transactions or any other agreement, arrangement or understanding entered into in connection with or related to the Transactions or otherwise. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the Consideration to be received by holders of the Shares and no opinion or view was expressed with respect to any consideration received in connection with the Transactions by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed by BofA Merrill Lynch with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation or other consideration to any of the officers, directors or employees of any party to the Transactions or any related entities, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view was expressed by BofA Merrill Lynch as to the relative merits of the Transactions in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Transactions. In addition, BofA Merrill Lynch expressed no view or opinion with respect to, and relied, at the direction of the Company, upon the assessments of representatives of the Company regarding, legal, regulatory, accounting, tax and similar matters relating to the Company or the Transactions, as to which matters BofA Merrill Lynch understood that the Company obtained such advice as it deemed necessary from qualified professionals. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to whether any stockholder should tender their Shares in the Offer or how any stockholder should vote or act in connection with the Merger or any other matter.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect BofA Merrill Lynch’s opinion, and BofA Merrill Lynch does not have any obligation to update, revise, or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by a fairness opinion review committee of BofA Merrill Lynch.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by Morgan Stanley and BofA Merrill Lynch (referred to as the “financial advisors”) in connection with the rendering of the financial advisors’ respective oral opinions, subsequently confirmed by delivery of respective written opinions, dated November 26, 2017.

Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary as the tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Please see Annex I and Annex II to this Schedule 14D-9 for the full text of the opinions of Morgan Stanley and BofA Merrill Lynch, respectively.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 24, 2017, which was the last full trading day prior to the meeting of the Board to approve and adopt the Merger Agreement, declare the advisability of the Merger Agreement and approve the transactions contemplated thereby, including the Offer and the Merger, and is not necessarily indicative of current market conditions.

In performing the financial analyses summarized below and arriving at their respective opinions, the financial advisors used and relied upon certain financial projections provided by the Company’s management and referred to in this Schedule 14D-9 (and defined in the following section captioned “Company Management Forecasts”) as the “Long-Range Plan.” For more information, please see the section of this Schedule 14D-9 captioned “Company Management Forecasts.”

Public Company Multiples

The financial advisors performed a public company multiples analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. The financial advisors reviewed and compared, using publicly available information, certain future financial information for companies that showed certain characteristics similar to the Company. “AV” refers to aggregate enterprise value, calculated as equity value, plus book value of total debt, less cash and cash equivalents, plus certain assets and less non-controlling interest. For purposes of the “Financial Analyses and Opinions” section of this Schedule 14D-9, “Adjusted OIBDA” refers to operating income before depreciation and amortization expense, less stock based compensation and non-recurring pension costs.

The financial advisors reviewed data, including AV as a multiple of estimated 2018 Adjusted OIBDA (referred to as AV/2018E Adjusted OIBDA), of the Company and each of the following selected publicly traded companies in the consumer publishing industry, the operations of which the financial advisors deemed similar for purposes of this analysis, based on their professional judgment and experience, to the Company:

•	Meredith Corporation

•	News Corporation

•	The New York Times Company

•	Gannett Co., Inc.

•	New Media Investment Group Inc.

•	tronc, Inc.

With respect to the selected comparable companies, the information the financial advisors presented to the Board included AV/2018E Adjusted OIBDA multiples:

Company	AV/2018E Adjusted OIBDA
Meredith Corporation	9.4x
News Corporation	9.4x
The New York Times Company	9.7x
Gannett Co., Inc.	4.7x
New Media Investment Group Inc.	6.2x
tronc, Inc.	4.3x

The financial advisors also reviewed the historical range of AV/NTM Adjusted OIBDA multiples for the Company of 4.8x to 6.3x between April 27, 2017 (the date the Company announced that it intended to continue to pursue its strategic plan) and November 15, 2017 (the last “unaffected” trading day for the Shares prior to an article published in The Wall Street Journal on November 16, 2017 reporting a potential acquisition of the Company by Meredith (the “Unaffected Date”)), with an average multiple of 5.8x in that period.

Based on this analysis and their professional judgment, the financial advisors selected a reference range of AV/2018E Adjusted OIBDA multiples of 5.0x to 6.0x and applied these multiples to estimated Adjusted OIBDA for 2018 for the Company using Wall Street consensus estimates (which is referred to as the “Consensus Street Case”).

Based on the number of outstanding Shares on a fully-diluted basis as provided by the Company management, the analysis indicated the following approximate implied equity value per share range for the Shares, rounded to the nearest $0.25, for the Company:

Implied Per Share Equity Value Reference Range (rounded to the nearest $0.25)
Consensus Street Case	$11.00 - $15.00

The financial advisors noted that (1) the closing price per Share on November 15, 2017 (which represented the last “unaffected” trading day for Shares prior to the Unaffected Date) was $12.65 and (2) the cash consideration payable pursuant to the Merger Agreement was $18.50 per share.

No company utilized in the selected comparable trading analysis is identical to the Company. In evaluating selected companies, the financial advisors made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s and the financial advisors’ control. These include, among other things, selected company growth, profitability and customer concentration, the impact of competition on the Company’s businesses and the industry generally, industry growth and the absence of any adverse material change in the Company’s financial condition and prospects or the industry, or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using selected company data.

Present Value of Future Stock Price Analysis

Each of the financial advisors performed an analysis of the present value of the implied future stock price of the Company during fiscal year 2018 based on the Long-Range Plan and, with respect to Morgan Stanley, the Consensus Street Case. The analysis is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s Adjusted OIBDA.

Morgan Stanley applied forward AV/2018E Adjusted OIBDA multiples ranging from 5.0x to 6.0x derived from the Comparable Company Trading Analysis discussed above to the Company’s fiscal year 2018 estimated Adjusted OIBDA based both upon the Company Forecasts and the Consensus Street Case. The resulting implied future stock prices were then discounted to present value using a discount rate of 10.5%, which was based on Morgan Stanley’s estimate of the Company’s cost of equity derived using the capital asset pricing model. This analysis indicated the following approximate implied per share ranges, rounded to the nearest $0.25, for the Company:

Implied Per Share Equity Value Reference Ranges (rounded to the nearest $0.25)
	Long-Range Plan	Consensus Street Case
2018E	$14.25 - $18.25	$12.00 - $15.50

BofA Merrill Lynch applied forward AV/2018E Adjusted OIBDA multiples ranging from 5.0x to 6.0x derived from the Public Company Multiples Analysis discussed above to the Company’s fiscal year 2018 estimated Adjusted OIBDA based upon the Long-Range Plan. The resulting implied future stock prices were then discounted to present value using a discount rate of 11.0%, which was based on BofA Merrill Lynch’s estimate of the Company’s cost of equity derived using the capital asset pricing model. This analysis indicated the following approximate implied per share ranges, rounded to the nearest $0.25, for the Company:

Implied Per Share Equity Value Reference Ranges (rounded to the nearest $0.25)
Long-Range Plan
2018E	$14.25 - $18.00

Morgan Stanley and BofA Merrill Lynch noted that (1) the closing price per Share on the Unaffected Date was $12.65 and (2) the cash consideration payable pursuant to the Merger Agreement was $18.50 per share.

Discounted Cash Flow Analysis

Each of the financial advisors conducted a discounted cash flow analysis for the purpose of determining an implied equity value per Share by calculating the present value of estimated future cash flows and the market value of the Company. For purposes of the discounted cash flow analysis, the financial advisors calculated “unlevered free cash flows,” which refers to a calculation of the future cash flows of a company without including in such calculation any debt servicing costs.

Morgan Stanley performed a discounted cash flow analysis of the Company based on the Long-Range Plan and Consensus Street Case, to calculate ranges of the implied value of the Company as of the end of fiscal year 2017. Unlevered free cash flows was defined as Adjusted OIBDA after stock based compensation, less taxes, capital expenditures and changes in net working capital.

Morgan Stanley calculated a range of implied values per Share using the estimated future unlevered free cash flows reflected in the Long-Range Plan and the Consensus Street Case for the period from September 30, 2017 through December 31, 2022. Forecasts for 2022 were extrapolated based on the direction of the management of the Company. A terminal value for the Company as of the end of fiscal year 2022 was derived by applying a range of forward AV/Adjusted OIBDA multiples of 5.0x to 6.0x, selected based on Morgan Stanley’s professional judgment, to the terminal year estimate of Adjusted OIBDA, as reflected in the Long-Range Plan and the Consensus Street Case. To calculate an implied enterprise value for the Company, the unlevered free cash flows and the terminal value were discounted to September 30, 2017 using a range of discount rates from 6.6% to 7.6%, which range of discount rates was calculated using Morgan Stanley’s then current estimates of the weighted average cost of capital of the Company. Morgan Stanley then adjusted the implied total aggregate enterprise value ranges by the Company’s net debt as of September 30, 2017 and divided the resulting implied total equity value ranges by the fully diluted Shares outstanding. This analysis resulted in the following ranges of implied present values per Share:

Implied Present Value Per Share (rounded to the nearest $0.25)
Long-Range Plan	$17.50 - $22.75
Consensus Street Case	$13.25 - $16.75

Morgan Stanley noted that (1) the closing price per Share on the Unaffected Date was $12.65 and (2) the cash consideration payable pursuant to the Merger Agreement was $18.50 per share.

BofA Merrill Lynch performed a discounted cash flow analysis of the Company based on the Long-Range Plan to calculate ranges of the implied value of the Company as of the end of fiscal year 2017. Unlevered free cash flows was defined as Adjusted OIBDA after stock based compensation, less taxes, capital expenditures, changes in net working capital, pension costs, restructuring costs, and other investing activities, plus net proceeds for divested assets.

BofA Merrill Lynch calculated a range of implied values per Share using the estimated future unlevered free cash flows reflected in the Long-Range Plan for the period from September 30, 2017 through December 31, 2021. A terminal value for the Company as of the end of fiscal year 2021 was derived by applying a range of last twelve month AV/Adjusted OIBDA multiples of 5.0x to 6.0x, selected based on BofA Merrill Lynch’s professional judgment, to the terminal year estimate of Adjusted OIBDA, as reflected in the Long-Range Plan. To calculate an implied enterprise value for the Company, the unlevered free cash flows and the terminal value were discounted to September 30, 2017 using a range of discount rates from 7.5% to 9.0%, which were based on an estimate of the Company’s weighted average cost of capital. BofA Merrill Lynch then adjusted the total implied aggregate enterprise value ranges by the Company’s net debt as of September 30, 2017 and divided the resulting implied total equity value ranges by the fully diluted Shares outstanding. This analysis resulted in the following ranges of implied present values per Share:

Implied Present Value Per Share (rounded to the nearest $0.25)
Long-Range Plan	$16.00 - $21.25

BofA Merrill Lynch noted that (1) the closing price per Share on the Unaffected Date was $12.65 and (2) the cash consideration payable pursuant to the Merger Agreement was $18.50 per share.

Other Information

The financial advisors also noted certain additional factors that were not considered part of the financial advisors’ material financial analyses with respect to their respective opinions but were referenced for informational purposes, including, among other things, the following:

Leveraged Buyout Analysis

The financial advisors performed a hypothetical leveraged buyout analysis to determine the prices at which a financial sponsor might effect a leveraged buyout of the Company at a given return target, exit multiple, and financing structure. In preparing this analysis, the financial advisors utilized the Long-Range Plan and the

Consensus Street Case. The financial advisors assumed (1) a transaction date of December 31, 2017, (2) a subsequent exit transaction by the financial sponsor at the end of fiscal year 2022, (3) a multiple of 4.0x of net debt to the Company’s estimated 2017 Adjusted OIBDA, as set forth in the Long-Range Plan and Consensus Street Case, (4) a multiple range of 5.0x to 6.0x of 2022 Adjusted OIBDA for an exit transaction and (5) a range of target internal rates of return for the financial sponsor of 12.5% to 17.5%. Forecasts for 2022 were extrapolated based on the direction of the management of the Company. The financial advisors selected the leverage multiple, financing terms, exit multiples and target internal rates of return based upon the application of their professional judgment. The following table summarizes the financial advisors’ analysis:

Implied Value Per Share (rounded to the nearest $0.25)
Long-Range Plan	$14.50 - $19.25
Consensus Street Case	$10.00 - $13.25

Unaffected Trading Range Analysis

The financial advisors reviewed the low and high per share trading range of the Shares for the following periods ending on the Unaffected Date, (1) one month, which range was $10.00 to $12.70 during such period and (2) since April 28, 2017, which represented the date the Company publicly announced its intention to pursue its strategic plan as an independent company, which range was $10.00 to $15.40 during such period.

Equity Research Analysts’ Price Targets

The financial advisors reviewed certain publicly available equity research analyst share price targets for the Shares and noted that (1) the undiscounted range of such price targets was $11.00 per share to $14.00 per share and (2) the range of such price targets, discounted one year to present value using a 10.5% discount rate (which rate was selected based on the financial advisors’ estimate of the Company’s cost of equity) was $10.00 per share to $12.75 per share. One research report was excluded from the analysis because it based its price target on an assumed change of control transaction of the Company.

Precedent Premiums Paid

The financial advisors also performed a precedent premiums paid analysis, which is designed to imply a value of a company based on publicly available premiums of selected transactions. The financial advisors compared publicly available statistics for selected transactions occurring between January 1, 2014 and November 24, 2017 involving U.S. public company targets having a transaction value of $1 billion - $5 billion and involving all cash, all stock and cash/stock mix consideration, but excluding outliers (negative premiums and premiums beyond 1,000%), leveraged buyouts and terminated transactions.

Based on this analysis above and upon the application of their professional judgment, the financial advisors selected a representative range of implied premiums of the transactions described above of 20% to 40%, and applied this range to the closing price for a Share as of the Unaffected Date, which resulted in the following:

Implied Value Per Share (rounded to the nearest $0.25)
Premium to 4-Week Average Closing Share Price as of the Unaffected Date	$15.25 - $17.75

General

As noted above, the discussion set forth above in the section entitled “Summary of Financial Analyses” is a summary of the material financial analyses presented by the financial advisors to the Board in connection with their respective opinions and is not a comprehensive description of all analyses undertaken or factors considered by the financial advisors in connection with their respective opinions. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. The financial advisors arrived at their respective opinions based on the results of all analyses undertaken and assessed as a whole, and they did not ascribe a specific range of values to the Shares or draw, in isolation, conclusions from or with regard to, and did not attribute any particular weight to, any one factor or method of analysis, but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by them and in the context of the circumstances of the particular transaction. Accordingly, the summary set forth above does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinions of, the financial advisors, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by either of the financial advisors. The analyses listed in the tables and described above must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying the financial advisors’ respective opinions. In addition, in rendering their opinions, the financial advisors may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of implied valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s or BofA Merrill Lynch’s view of the actual value of the Company.

In performing their financial analyses, summarized above, the financial advisors considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of their respective opinions, many of which are beyond Morgan Stanley’s, BofA Merrill Lynch’s and the Company’s control. The assumptions and estimates contained in the financial analyses and the ranges of implied valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. In addition, financial analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty and should not be taken to be Morgan Stanley’s or BofA Merrill Lynch’s view of the actual value of the Company.

The Consideration was determined through arm’s-length negotiations between Meredith and the Company and was approved by the Board. The financial advisors provided advice to the Company during these negotiations. The financial advisors did not, however, recommend any specific Consideration for the Transactions. The financial advisors’ respective opinions did not address the relative merits of the Transactions as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. In addition, the financial advisors’ respective opinions were not intended to, and did not, in any manner, address the price at which the Shares would trade following the Transactions or at any time, and the financial advisors expressed no opinion or recommendation to any holder of Shares as to whether any stockholder should tender their Shares in the Offer or how such holder should vote or act in connection with the Merger.

Morgan Stanley conducted the analyses described above solely as part of its analysis of whether the Consideration to be received by the holders of the Shares (other than the Excluded Shares) pursuant to the Merger Agreement was fair from a financial point of view to such holders of Shares and in connection with the delivery of its opinion, dated November 26, 2017, to the Board. These analyses do not purport to be appraisals or to reflect the prices at which the Shares might actually trade.

Morgan Stanley’s opinion and its oral presentation to the Board was one of many factors taken into consideration by the Board in deciding to approve the Merger Agreement and the Transactions. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the Consideration to be received by the holders of the Shares (other than the Excluded Shares) pursuant to the Merger Agreement or of whether the Board would have been willing to agree to different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practices.

As compensation for its services relating to its engagement, the Company has agreed to pay Morgan Stanley a fee of approximately $17 million in the aggregate, $2 million of which was payable upon the rendering of its opinion and approximately $15 million of which is contingent upon the closing of the Merger (calculated as a percentage of the aggregate consideration of a consummated transaction). Additionally, the Company may pay Morgan Stanley an additional fee of up to $6.67 million in its sole discretion. The Company also agreed to reimburse Morgan Stanley for its reasonable expenses incurred in performing its services. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each other person, if any, controlling Morgan Stanley or any of its affiliates, against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement.

In the two years prior to the date of Morgan Stanley’s opinion, in addition to the current engagement, Morgan Stanley and its affiliates have provided financing services for the Company and received aggregate fees of between $1 million and $2 million in connection with such services. In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley and its affiliates provided financial advisory services to Koch Industries Inc. and certain of its affiliates, and received aggregate fees of between $12 million and $13 million in connection with such services. In addition, Morgan Stanley or an affiliate thereof is a lender to Koch Industries Inc. Morgan Stanley may also seek to provide financial advisory and financing services to Meredith, Koch, and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Meredith, the Company, Koch or its affiliates, or any other company, or any currency or commodity, that may be involved in the Offer and the Merger, or any related derivative instrument.

In connection with BofA Merrill Lynch’s services as the Company’s financial advisor in connection with the Transactions, the Company has agreed to pay BofA Merrill Lynch an aggregate fee currently estimated to be approximately $8.6 million, $1 million of which was payable upon delivery of its opinion and the remaining portion of which is contingent upon consummation of the Transactions. In addition, the Company has agreed to consider payment of an additional fee of up to $3.3 million to BofA Merrill Lynch at the sole discretion of the Company. The Company also has agreed to reimburse BofA Merrill Lynch for its reasonable expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of BofA Merrill Lynch’s businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of the Company, Meredith, and certain of their respective affiliates, as well as Koch and certain of its affiliates and portfolio companies.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to the Company and certain of its affiliates, and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a book-running manager and/or initial purchaser for a debt offering of the Company, (ii) having acted or acting as a bookrunner and arranger for, and/or as a lender under, certain term loans, letters of credit, credit facilities and other credit arrangements of the Company and/or certain of its affiliates, (iii) having provided or providing certain foreign exchange trading services to the Company and/or certain of its affiliates, (iv) having provided or providing certain managed investments services and products to the Company and/or certain of its affiliates and (v) having provided or providing certain treasury management products and services to the Company and/or certain of its affiliates. In addition, BofA Merrill Lynch and/or certain of its affiliates have maintained, currently are maintaining, and in the future may maintain, significant commercial (including vendor and/or customer) relationships with the Company and/or certain of its affiliates. From November 1, 2015 through October 31, 2017, BofA Merrill Lynch and its affiliates derived aggregate revenues from the Company and certain of its affiliates of approximately $2 million for investment and corporate banking services.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Meredith and certain of its affiliates, and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as an administrative agent, bookrunner and arranger for, and/or as a lender under, certain letters of credit and credit facilities of Meredith and/or certain of its affiliates (including acquisition financing) and (ii) having provided or providing certain trading services to Meredith and/or certain of its affiliates. In addition, BofA Merrill Lynch and/or certain of its affiliates have maintained, currently are maintaining, and in the future may maintain, significant commercial (including vendor and/or customer) relationships with Meredith and/or certain of its affiliates. From November 1, 2015 through October 31, 2017, BofA Merrill Lynch and its affiliates derived aggregate revenues from Meredith and certain of its affiliates of less than $1 million for investment and corporate banking services.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Koch and certain of its affiliates and portfolio companies, and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a book-running manager and/or underwriter for certain debt and equity offerings of certain affiliates and portfolio companies of Koch, (ii) having acted or acting as an administrative agent, bookrunner and arranger for, and/or as a lender under, certain term loans, letters of credit, credit and leasing facilities and other credit arrangements of Koch and/or certain of its affiliates and portfolio companies (including acquisition financing), (iii) having acted or acting as a dealer for a commercial paper program of an affiliate of Koch, (iv) having provided or providing certain commodity, derivatives, foreign exchange and other trading services to Koch and/or certain of its affiliates and portfolio companies, (v) having provided or providing certain managed investments services and products to Koch and/or certain of its affiliates and portfolio companies and (vi) having provided or providing certain treasury management products and services to Koch and/or certain of its affiliates and portfolio companies. From November 1, 2015 through October 31, 2017, BofA Merrill Lynch and its affiliates derived aggregate revenues from Koch and certain of its affiliates and portfolio companies of approximately $19 million for investment and corporate banking services.

BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected BofA Merrill Lynch to act as a financial advisor in connection with the Transactions on the basis of BofA Merrill Lynch’s experience in similar transactions, its reputation in the investment community and its familiarity with the Company and its business.

Company Management Forecasts

Since May 10, 2017, other than providing annual Adjusted OIBDA guidance, the Company’s management does not, as a matter of course, publicly disclose forecasts as to future performance, earnings or other results due to, among other reasons, the unpredictability of the underlying assumptions and estimates. However, in connection with the Board’s review of strategic and financial alternatives and evaluation of the Transactions, the Company’s management prepared certain forward-looking financial information for fiscal years 2017 through 2021 (the “Long-Range Plan”). The Company has included below a summary of these forecasts for the purpose of providing stockholders and investors access to certain non-public information that was furnished to third parties, and such information may not be appropriate for other purposes.

The Long-Range Plan was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). In addition, the Long-Range Plan was not prepared with the assistance of or audited, reviewed, compiled or examined by independent accountants. The summary of the Long-Range Plan is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but rather because the Long-Range Plan was made available by the Company to the Board and was used by BofA Merrill Lynch and Morgan Stanley in connection with the rendering of their fairness opinions to the Board and performing their related financial analyses, as described in “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of the Company’s Financial Advisors.” In addition, before entering into the Merger Agreement, representatives of Meredith conducted a due diligence review of the Company and, in connection with their review, received certain information from the Long-Range Plan. The Long-Range Plan may differ from publicly available analyst estimates and forecasts and does not take into account any events or circumstances after the date it was prepared, including the announcement of the Offer and Merger.

The Long-Range Plan is subjective in many respects and was based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Because the Long-Range Plan covers multiple years, it becomes subject to greater uncertainty with each successive year. Important factors that may affect actual results and result in such forecasts not being achieved include, but are not limited to: significant competition across the media landscape, including from magazine publishers, digital publishers, social media platforms, search platforms, portals and digital marketing services, among others; exposure to risks associated with the current challenging conditions in the magazine publishing industry; the risk of failure to develop or acquire technologies that adequately serve changing consumer behaviors and support the Company’s evolving business needs; and other risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8- K. In addition, the Long-Range Plan does not reflect any events that could affect the Company’s prospects, changes in general business or economic conditions or any other transaction or event that has occurred since, or that may occur and that was not anticipated at the time the Long-Range Plan was prepared, including the announcement of the Offer and the Merger. The assumptions upon which the Long-Range Plan was based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Long-Range Plan also reflects assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the forecasts contained in the Long-Range Plan will be realized, and actual results may vary materially from those shown. The inclusion of the Long-Range Plan in this Schedule 14D-9 should not be regarded as an indication that the Company or its affiliates, officers, directors, advisors or other representatives considered or consider the Long-Range Plan necessarily predictive of actual future events, and the Long-Range Plan should not be relied upon as such. None of the Company or its respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the Long-Range Plan, and the Company undertakes no obligation to update or otherwise revise or reconcile the Long-Range Plan to reflect circumstances existing or arising after the date such Long-Range Plan was generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of the Company or its affiliates, officers, directors, advisors or other representatives intend to make publicly available any update or other revisions to the Long-Range Plan. None of the Company or its affiliates, officers, directors, advisors or other representatives have made or make any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Long-Range Plan or that forecasted results will be achieved. The Company has made no representation to Meredith or Purchaser, in the Merger Agreement or otherwise, concerning the Long-Range Plan.

In light of the foregoing factors and the uncertainties inherent in these forecasts, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on these forecasts.

The following is a summary of the Long-Range Plan:

($ in millions)	2017E	2018E	2019E	2020E	2021E
Revenue	$2,777	$2,673	$2,707	$2,739	$2,776
Revenue	$2,777	$2,237	$2,243	$2,261	$2,280
(Including impact of asset divestitures)(1)
Adjusted OIBDA(2)	$400	$401	$500	$576	$626
Adjusted OIBDA(2)	$400	$365	$460	$530	$570
(Including impact of asset divestitures)(1)
Free Cash Flow(3)	$27	$19	$103	$224	$264
Free Cash Flow(3)	$27	$(17)	$63	$178	$208
(Including impact of asset divestitures)(1)

(1)	Includes the impact of potential divestitures of certain assets beginning in 2018.
(2)	Adjusted OIBDA is defined as operating income (loss) excluding depreciation and amortization of intangible assets, adjusted for impairments of goodwill, intangible assets, fixed assets and investments; restructuring and severance costs; (gain) loss on operating assets, net; pension settlements/curtailments; and other costs related to mergers, acquisitions, investments and dispositions, and integration and transformation costs. Adjusted OIBDA is a non-GAAP financial measure. See “Use of Non-GAAP Financial Measures.”
(3)	Free cash flow is defined as cash provided by (used in) operations, less capital expenditures. Free Cash Flow is a non-GAAP financial measure. See “Use of Non-GAAP Financial Measures.”

Intent to Tender

To the knowledge of the Company after making reasonable inquiry, each member of the Board and each executive officer of the Company has advised the Company that his or her intention is to tender all Shares, if any, beneficially owned (excluding any Shares (i) as to which such holder does not have discretionary authority to sell or direct the sale and (ii) underlying, or subject to outstanding stock options or other equity awards under the Company’s equity plans) by him or her pursuant to the Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

The Company retained Morgan Stanley as its financial advisor in connection with the evaluation and negotiation of potential strategic transactions, including the Transactions and, in connection with such engagement, Morgan Stanley provided the opinion described in “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of the Company’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC,” which is filed as Annex I hereto and is incorporated herein by reference.

For information regarding the Company’s retention of Morgan Stanley, see “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of the Company’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC.”

The Company retained BofA Merrill Lynch as its financial advisor in connection with the evaluation and negotiation of potential strategic transactions, including the Transactions and, in connection with such engagement, BofA Merrill Lynch provided the opinion described in “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of the Company’s Financial Advisors—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated,” which is filed as Annex II hereto and is incorporated herein by reference.

For information regarding the Company’s retention of BofA Merrill Lynch, see “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of the Company’s Financial Advisors—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated.”

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

No transactions in the Shares have been effected during the past 60 days by the Company, or, to the Company’s knowledge after making reasonable inquiry, any of the directors, executive officers, subsidiaries or affiliates of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.

Item 8.	Additional Information

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference, including, without limitation, the table under the heading “Golden Parachute Compensation.”

Stockholder Approval Not Required

Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a publicly traded corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) the Company’s stockholders who do not tender their Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied, and (ii) the Company’s stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is consummated and the Merger is thereafter effected, holders of Shares immediately prior to the Effective Time who have not properly tendered in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex III. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex III, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex III carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect to those Shares but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price or the Merger Consideration.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs, and 20 days after the mailing of this Schedule 14D-9, deliver to the Company at the address written below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time. All written demands for appraisal should be addressed to:

Time Inc.

225 Liberty Street

New York, New York 10281

Attention: Lauren Ezrol Klein, Executive Vice President, General Counsel and

Corporate Secretary

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Meredith will cause the Surviving Corporation to deliver an additional notice of the Effective Time to all the Company’s stockholders who delivered a written demand to the Company (in accordance with the first bullet above) within 10 days after the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have delivered a written demand in accordance with the first bullet above will receive such notice of the Effective Time. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender in the Offer (or, if tendered, subsequently and validly withdrew such Shares before the Acceptance Time (as defined in the Merger Agreement)) and who timely and properly demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention, to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings. If immediately before the Merger the Shares were listed on a national securities exchange, the Delaware Court of Chancery must dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares, (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million or (iii) the Merger was approved pursuant to Section 253 or Section 267 of the DGCL.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of the judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest will accrue thereafter only on the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time. Should any holder properly notify the Surviving Corporation that he, she or it intends to seek appraisal as described above, the Surviving Corporation may make such payment to the holder thereof in order to eliminate any accrual of interest.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Purchaser nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Purchaser and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the Merger Consideration.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses. Determinations by the Delaware Court of Chancery are subject to appellate review by the Supreme Court of Delaware.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, from and after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the

Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 fails to perfect successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex III to this Schedule 14D-9.

Anti-Takeover Statutes

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the transactions contemplated thereby, as described in this Schedule 14D-9 and, therefore, the restrictions of Section 203 are inapplicable to the Transactions.

Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Regulatory Approvals

Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination,” or (i) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or (ii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. The Company and Meredith each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on December 11, 2017. The required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on December 26, 2017, unless earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information and documentary material prior to that time. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable to enforce compliance with the antitrust laws, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Meredith and/or the Company. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the forgoing filings under the HSR Act that would be required for Meredith’s or Purchaser’s acquisition or ownership of the Shares.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017, June 30, 2017 and September 30, 2017, each of which has been filed with the SEC.

Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements. These statements are based on management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors and other factors affecting the operation of the Company’s businesses. More detailed information about these factors may be found in filings by the Company with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q. The Company is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Use of Non-GAAP Financial Measures

The Company utilizes Operating income (loss) excluding depreciation and amortization of intangible assets (“OIBDA”), Adjusted OIBDA, Adjusted Net income (loss), Adjusted Diluted EPS and Free cash flow, among other measures, to evaluate the performance of its business and its liquidity. The Company believes that the presentation of these measures helps investors to analyze underlying trends in our business and to evaluate the performance of our business both on an absolute basis and relative to our peers and the broader market. The Company believes that these measures provide useful information to both management and investors by excluding certain items that may not be indicative of our core operating results and operational strength of our business and help investors evaluate our liquidity and our ability to service our debt.

Some limitations of OIBDA, Adjusted OIBDA, Adjusted Net income (loss), Adjusted Diluted EPS and Free cash flow are that they do not reflect certain charges that affect the operating results of the Company’s business and they involve judgment as to whether items affect fundamental operating performance.

A general limitation of these measures is that they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to differences in methods of calculation and excluded items. OIBDA, Adjusted OIBDA, Adjusted Net income (loss), Adjusted Diluted EPS and Free cash flow should be considered in addition to, not as a substitute for, the Company’s Operating income (loss), Net income (loss) attributable to the Company, Diluted net income (loss) per common share and various cash flow measures (e.g., Cash provided by (used in) operations), as well as other measures of financial performance and liquidity reported in accordance with GAAP.

Item 9.	Exhibits

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated December 12, 2017 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Press Release issued by the Company on November 26, 2017 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 27, 2017).

(a)(1)(G)	Summary Advertisement as published in The New York Times on December 12, 2017 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Letter to employees of the Company and its subsidiaries distributed on November 26, 2017 (incorporated herein by reference to Exhibit 99.2 to the Company’s Schedule 14D-9C filed with the SEC on November 27, 2017).

(a)(5)(B)	Transition Plan FAQ, dated November 29, 2017 (incorporated herein by reference to Exhibit 99.1 to the Company’s Schedule 14D-9C filed with the SEC on November 29, 2017).

(a)(5)(C)	Opinion of Morgan Stanley & Co. LLC, dated November 26, 2017 (incorporated herein by reference to Annex I to this Schedule 14D-9).

(a)(5)(D)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated November 26, 2017 (incorporated herein by reference to Annex II to this Schedule 14D-9).

Exhibit Number	Description

(a)(5)(E)	Press Release issued by Meredith on November 26, 2017 (incorporated herein by reference to Exhibit (a)(5) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated as of November 26, 2017, by and among Meredith, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 27, 2017).

(e)(2)	Amended and Restated Certificate of Incorporation of the Company, effective 11:59 p.m. EDT June 6, 2014 (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 10, 2014).

(e)(3)	Amended and Restated By-laws of the Company, effective as of May 21, 2015 (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 21, 2015).

(e)(4)	The Company’s Definitive Proxy Statement for its 2017 Annual Meeting filed on May 16, 2017 (incorporated herein by reference to the Company’s Definitive Proxy Statement on Schedule 14A, filed on May 16, 2017).

(e)(5)	Confidentiality Agreement, dated February 4, 2017, between the Company and Meredith (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).

(e)(6)	Time Inc. 2014 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report of Form 8-K filed with the SEC on June 5, 2014).

(e)(7)	Time Inc. 2016 Omnibus Incentive Compensation Plan (incorporated herein by reference to Annex B to the Company’s Schedule 14A filed with the SEC on April 21, 2016).

(e)(8)	Time Inc. Inducement Award Plan (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 filed with the SEC on February 19, 2016).

(e)(9)	Time Inc. Key Management Change in Control Severance Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2017).

(e)(10)	Time Inc. Incentive Plan for Executive Officers (incorporated herein by reference to Exhibit 10.22 to the Company’s General Form for Registration of Securities on Form 10-12B/A filed with the SEC on April 28, 2014).

(e)(11)	Amended and Restated Employment Agreement, effective as of December 13, 2016, between the Company and Lauren Klein.*

(e)(12)	Employment Agreement, dated as of May 19, 2016, between the Company and Leslie Doty.*

(e)(13)	Employment Agreement, dated as of December 7, 2016, between the Company and Brad Elders.*

(e)(14)	Employment Agreement, dated as of August 19, 2015, between the Company and Erik Moreno.*

(e)(15)	Amendment to Employment Agreement, dated as of August 19, 2015, as amended on February 3, 2017, between the Company and Erik Moreno.*

(e)(16)	Employment Agreement, dated as of August 10, 2016, between the Company and Alan Murray.*

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TIME INC.

By:	/s/ Susana D’Emic
	Name:	Susana D’Emic
	Title:	Executive Vice President and Chief Financial Officer

Dated: December 12, 2017

Annex I

Board of Directors

Time Inc.

225 Liberty Street

New York, NY 10281

Members of the Board:

We understand that Time Inc. (the “Company”), Meredith Corporation (the “Buyer”) and Gotham Merger Sub, Inc., a wholly owned subsidiary of the Buyer (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated November 25, 2017 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the “Tender Offer”) for all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) for $18.50 per share in cash (the “Consideration”) and (ii) the subsequent merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of Company Common Stock, other than shares owned, directly or indirectly, by the Buyer, the Company (including shares held as treasury stock or otherwise) or Acquisition Sub, or as to which dissenters’ rights have been perfected (collectively, the “Excluded Shares”), will be converted into the right to receive the Consideration. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock (other than the Excluded Shares) pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Reviewed the reported prices and trading activity for the Company Common Stock;

6)	Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company, and their securities;

7)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

9)	Reviewed the Merger Agreement, the draft commitment letters from certain lenders and a provider of preferred equity financing substantially in the form of the drafts dated November 26, 2017 (the “Commitment Letters”) and certain related documents; and

10)	Performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Tender Offer and Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, that the Buyer will obtain financing in accordance with the terms set forth in the Commitment Letters, and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Tender Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Tender Offer and Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Company and have received fees in connection with such services. In the two years prior to the date hereof, we have provided financial advisory and financing services for Koch Industries Inc., an affiliate of a potential significant source of preferred equity financing for the Buyer in connection with this transaction (“Koch”), and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to the Buyer, Koch, and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, Koch or its affiliates, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. Morgan Stanley expresses no opinion or recommendation to any stockholder of the Company as to whether such stockholder should tender their shares into the Tender Offer or how such stockholder should act or vote at any stockholders’ meeting that may be held in connection with the Merger or with respect to any other matter.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock (other than the Excluded Shares) pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Chris Bartlett
Chris Bartlett
Managing Director

Annex II

Merrill Lynch, Pierce, Fenner & Smith Incorporated	GLOBAL CORPORATE & INVESTMENT BANKING

November 26, 2017

The Board of Directors

Time Inc.

225 Liberty Street

New York, NY 10281

Members of the Board of Directors:

We understand that Time Inc., a Delaware corporation (“Time”), proposes to enter into an Agreement and Plan of Merger (the “Agreement”), among Time, Meredith Corporation, an Iowa corporation (“Meredith”), and Gotham Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Meredith (“Purchaser”), pursuant to which, among other things, Purchaser will commence a tender offer to purchase any and all of the issued and outstanding shares of common stock, par value $0.01 per share, of Time (“Time Common Stock”) at a purchase price of $18.50 per share in cash (the “Consideration” and, such offer, the “Tender Offer”) and, following consummation of the Tender Offer, Purchaser will merge with and into Time and each outstanding share of Time Common Stock not tendered in the Tender Offer will be converted into the right to receive the Consideration (the “Merger” and, together with the Tender Offer, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Time Common Stock of the Consideration to be received by such holders in the Transaction.

In connection with this opinion, we have, among other things:

(1)	reviewed certain publicly available business and financial information relating to Time;

(2)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Time furnished to or discussed with us by the management of Time, including certain financial forecasts relating to Time prepared by the management of Time (such forecasts, “Time Forecasts”);

(3)	discussed the past and current business, operations, financial condition and prospects of Time with members of senior management of Time;

(4)	reviewed the trading history for Time Common Stock and a comparison of that trading history with the trading histories of other companies we deemed relevant;

(5)	compared certain financial and stock market information of Time with similar information of other companies we deemed relevant;

(6)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(7)	reviewed a draft, dated November 25, 2017, of the Agreement (the “Draft Agreement”); and

(8)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Time that it is not

AII-1

The Board of Directors

Time Inc.

aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Time Forecasts, we have been advised by Time, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Time as to the future financial performance of Time. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of Time or any other entity, nor have we made any physical inspection of the properties or assets of Time or any other entity. We have not evaluated the solvency or fair value of Time or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Time, that the Transaction will be consummated in accordance with its terms and in compliance with all applicable laws, relevant documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Time or the Transaction or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed, at the direction of Time, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects or implications of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction, any related transactions or any other agreement, arrangement or understanding entered into in connection with or related to the Transaction or otherwise. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of Time Common Stock and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation or other consideration to any of the officers, directors or employees of any party to the Transaction or any related entities, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to Time or in which Time might engage or as to the underlying business decision of Time to proceed with or effect the Transaction. We also are not expressing any view or opinion with respect to, and we have relied, at the direction of Time, upon the assessments of representatives of Time regarding, legal, regulatory, accounting, tax and similar matters relating to Time or the Transaction, as to which matters we understand that Time obtained such advice as it deemed necessary from qualified professionals. In addition, we express no opinion or recommendation as to whether any stockholder should tender their shares of Time Common Stock in the Tender Offer or how any stockholder should vote or act in connection with the Merger or any other matter.

We have acted as financial advisor to Time in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and the principal portion of which is contingent upon consummation of the Transaction. In addition, Time has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions,

AII-2

The Board of Directors

Time Inc.

finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Time, Meredith, and certain of their respective affiliates, as well as Koch Industries Inc., an affiliate of a potential significant source of preferred equity financing for Meredith in connection with the Transaction (“Koch”), and certain of its affiliates and portfolio companies.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Time and certain of its affiliates, and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a book-running manager and/or initial purchaser for a debt offering of Time, (ii) having acted or acting as a bookrunner and arranger for, and/or as a lender under, certain term loans, letters of credit, credit facilities and other credit arrangements of Time and/or certain of its affiliates, (iii) having provided or providing certain foreign exchange trading services to Time and/or certain of its affiliates, (iv) having provided or providing certain managed investments services and products to Time and/or certain of its affiliates and (v) having provided or providing certain treasury management products and services to Time and/or certain of its affiliates. In addition, we and/or certain of our affiliates have maintained, currently are maintaining, and in the future may maintain, significant commercial (including vendor and/or customer) relationships with Time and/or certain of its affiliates.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Meredith and certain of its affiliates, and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as an administrative agent, bookrunner and arranger for, and/or as a lender under, certain letters of credit and credit facilities of Meredith and/or certain of its affiliates (including acquisition financing) and (ii) having provided or providing certain trading services to Meredith and/or certain of its affiliates. In addition, we and/or certain of our affiliates have maintained, currently are maintaining, and in the future may maintain, significant commercial (including vendor and/or customer) relationships with Meredith and/or certain of its affiliates.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Koch and certain of its affiliates and portfolio companies, and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a book-running manager and/or underwriter for certain debt and equity offerings of certain affiliates and portfolio companies of Koch, (ii) having acted or acting as an administrative agent, bookrunner and arranger for, and/or as a lender under, certain term loans, letters of credit, credit and leasing facilities and other credit arrangements of Koch and/or certain of its affiliates and portfolio companies (including acquisition financing), (iii) having acted or acting as a dealer for a commercial paper program of an affiliate of Koch, (iv) having provided or providing certain commodity, derivatives, foreign exchange and other trading services to Koch and/or certain of its affiliates and portfolio companies, (v) having provided or providing certain managed investments services and products to Koch and/or certain of its affiliates and portfolio companies and (vi) having provided or providing certain treasury management products and services to Koch and/or certain of its affiliates and portfolio companies.

It is understood that this letter is for the benefit and use of the Board of Directors of Time (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be

AII-3

The Board of Directors

Time Inc.

understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Transaction by holders of Time Common Stock is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated

MERRILL LYNCH, PIERCE, FENNER & SMITH

                               INCORPORATED

AII-4

Annex III

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

SECTION 262 — APPRAISAL RIGHTS

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as

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practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this

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title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series

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eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

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(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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